02034554

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Provimi

*CURRENT ADDRESS

PROCESSED
JUN 1 3 2002
THOMSON FINANCIAL

**FORMER NAME

PROCESSED
JUN 1 3 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5212 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 6/6/02

File No 82-5212

ARAS
12-31-01

PROVIMI

ON TOP OF THE FEED CHAIN



Annual Report 2001

Summary

Provimi's product lines

- Premixes
- Complete feed
- Specialties
- Fish feed
- Pet food

It all starts with Provimi

The Provimi group is active world-wide in all types of animal nutrition and is a leader in all markets where it is present. It currently employs over 6,600 people and had sales in 2001 of EUR 1.5 billion. Provimi has 77 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets. The company's core customers are farmers, on-farm mixers, animal feed producers and veterinarians. With intensive co-operation between marketing and research departments, Provimi has been able to develop a significant number of innovative products serving both the nutritional and health needs of all animal species. In a number of sectors Provimi is a world-wide trendsetter and renowned for its innovative and nutritional solutions.



Wim Troost began his career at an early age at Provimi BV in Rotterdam, where he held positions of increasing responsibility in procurement, sales and exports. Appointed executive vice president of Provimi BV in 1973, he became its president and COO in 1976, and European president and COO in 1986.

When Provimi joined the Eridania Béghin-Say group in 1988, Wim Troost became a member of Eridania Béghin-Say's executive committee, and president and CEO of Provimi Holding BV in 1989.

Dear Shareholders

I have great pleasure in presenting to you our annual report for the year ended 31 December 2001, our first full year report since we were floated on the Paris Euronext Stock Exchange on 2 July 2001.

As forecast in our message accompanying our half-year figures, we have exceeded our targeted growth of 10% in operating results following an excellent second half of the year. Annual sales increased by 16%, operating profit by 14%, both in comparison to actual results unadjusted for acquisitions for 2000. As a result of the additional costs arising from the demerger and the Foot and Mouth outbreak in Western Europe, our operating margin declined from 6.5% in 2000 to 5.8% in the first half of 2001. It recovered strongly in the second half of the year to 6.9% giving us a margin of 6.4% for the year as a whole.

Net profit after tax amounted to EUR 14.2 millions for the year after a number of non-recurring elements, amongst others related to the demerger of Provimi from EBS and losses during the first half of 2001 when we were still part of EBS.

Progress was made in all regions of the world except for Western Europe where the first half of the year was also adversely impacted by export bans arising from the Foot and Mouth virus. Following the lifting of these restrictions during the second half of the year in most countries, our policy of maintaining volume by shifting production to unaffected areas has been rewarded by improving margins.

Continued strong growth was seen in USA and Central and Eastern Europe where demand for our products was very buoyant.

The increased regulatory burden, partially as a result of public concerns following the BSE and Foot and Mouth crises, has further justified our continued investment in Research and Development. With 13 worldwide research locations, we are able to help our customers produce food products which are of the highest quality and safe for the consumer.

As well as strong organic growth, we have continued our successful acquisition policy with our first production sites being established in Australia during the year and in Germany and Vietnam shortly after year end. We also expanded our existing operations in France, the Czech Republic, Greece, Bulgaria, China, Poland and Belgium.

We believe our business model, with strong local brands and the ability of new acquisitions to benefit from immediate group synergies, to be the optimum one for our markets. It ensures flexibility to react quickly to ever-changing situations whilst giving our local businesses the resources, such as in R & D, to maximise their growth and profitability, as well as that of their customers.

2001 saw a reduction in world economic growth. This had an impact on most commodity markets with prices for soybean meal, vitamins, minerals and amino acids trading slightly lower than in 2000. However prices for fishmeal were up over 20% and for fish oil up over 90% versus a year ago, and this put pressure on our fish feed margins.

Markets for our products have remained strong and show every sign of continuing to remain so despite the tragic events of September 11. All our principal sectors of activity grew strongly.

We expect to continue our successful track record of results in 2002 with Provimi working closely with its customers to expand our businesses. We will continue to invest in high growth markets geographically, such as in Asia and Central and Eastern Europe, to broaden our sales in fishfeed and petfood and to position ourselves at the high quality end of the market.

In addition, we are taking steps to improve our margins, a key example being the announced restructuring of our plants in the USA. The EUR 6.1 millions provision taken against Quarter 4 results should start to pay back in an important way in 2002. We will continue to focus on working capital, in order to improve our cash flow.

We will continue to aim for our medium term targets of 8% operating margin on sales and ongoing double digit growth. We believe we have the management, financial and technical resources to achieve these targets and to maximise the return for our shareholders in markets that are consolidating, worldwide.

Wim Troost



Board of Directors

Wim Troost
Chief Exective Officer

Guido Angiolini
since 10 September 2001

Enrico Bondi
Until 31 [illegible]

Marco Fortis

Alain Labergere
Until 14 March 2002

Stefano Meloni
Until 30 November 2001

Patrick Ricard

Angelo Maria Triulzi

Mario Lombardi
since 6 February 2002



[illegible]utive Co[illegible]

[illegible] Troost
[illegible] Executive Officer

[illegible]
Chief Operating Officer

Adrian Steed
Chief Financial Officer

Larry Schaab
Director of development

Wim Sluijter
Director, Controller, tax and IT

Statutory Auditors

Deloitte Touche Tohmatsu

Gramet Nahum & Associés

Key figures



1999
2000
2001
941.8
1,293.1
1,500.6
USA 260.1 (17%)
France 147.6 (10%)
Rest of EU 467.1 (31%)
Central & Eastern Europe 436.5 (29%)
Rest of the world 189.3 (13%)

Actual sales in millions of EUR

in millions of EUR	1999	2000	2001
Net sales	1,117.2	1,347.3	1,500.6
Operating income	85.9	87.6	95.4
Net financial expense	(31.9)	(31.7)	(43.1)
Pre-tax income from continuing operations	[illegible]	55.9	52.3
Net income - group share	10.7	15.2	14.2

Pro forma unaudited for 1999 and 2000, actual for 2001



1999
2000
2001
79.0
83.9
95.4
USA 20.6 (21%)
France 16.4 (17%)
Rest of EU 9.2 (10%)
Central & Eastern Europe 38.1 (40%)
Rest of the world 11.1 (12%)

Actual operating income in millions of EUR


2000
(pro forma unaudited)
2001
(actual)
1,347.3
9.8
Exchange impact
20.3
Change in scope
114.2
Internal growth
1,500.6

Analysis of net sales evolution in millions of EUR


☐ Net financial debt
☐ Consolidated shareholders' equity
31/12/2000
451.4
519.9
0.87
30/06/2001
493.9
532.0
0.93
31/12/2001
471.9
536.1
0.88

Net financial debt / shareholders' equity in milions of EUR


2000
(pro forma unaudited)
2001
(actual)
87.6
1.1
Exchange impact
1.5
Change in scope
5.2
Internal growth
95.4

Analysis of operating income evolution in millions of EUR

Ownership structure and share performance

Listing

Quoted since 2 July 2001 on the first market of Euronext Paris and eligible for the deferred settlement system. Sicovam code 4458

Index

Provimi is included in the following indexes:

- SBF 250,
- Dow Jones Stoxx and Euro Stoxx (division "Food and Beverage")
- Part of SBF 120 from 3 April 2002
- Part of MidCAC from 10 April 2002

Number of holders of registered shares (as of 31 January 2002): **424**
Number of holders of bearer shares (based on schedule of identifiable holders of bearer shares dated 28 September 2001): **42,527**

shareholders	shares	% capital	total votes	% voting rights
Montedison SpA (R et B)	13,153,540	50.41%	13,153,540	50.69%
Montecatini (R)	848,720	3.25%	848,720	3.27%
Montedison Group	**14,002,260**	**53.66%**	**14,002,260**	**53.96%**
Treasury shares	144,100	0.55%	0	0.00%
Public (R and B)	11,948,009	45.79%	11,948,009	46.04%
Total	**26,094,369**	**100.00%**	**25,950,269**	**100.00%**

(R) registered shares (B) bearer shares

Shareholding as of 31 December 2001



Montedison Group (voting rights: 53.96%)
Treasury shares
Public
53.66%
0.55%
45.79%

Shareholding as of 31 December 2001

Opening and closing prices 2001 (EUR)	
- Opening 2 July	15.80
- Closing 28 December	21.32

Daily average trading volume	
- number of shares	47,554
- in millions of euros	0.785

Highs and lows (EUR)	
- high	21.79
- low	10.21

Share performance 2 July 2001 - 31 December 2001

France	64.7%
United States	15.5%
Italy	7.5%
United Kingdom	4.9%
Luxemburg	3.0%
Switzerland	1.9%
Other	2.5%

Based on schedule of identifiable holders of bearer shares dated 28 September 2001



Public shareholding by country as of 31 December 2001



Provimi
SBF 120
Dow Jones Euro Stoxx
Dow Jones Food and Beverage
21.07%
-12.01%
-11.46%
-7.95%

Performances 2 July 2001 - 31 December 2001

Highlights since 1 January 2001

Year of continued growth



In January,

Provimi acquired a 24.5% stake in Rolimpex, the second largest animal feed producer in Poland and quoted on the Warsaw Stock Exchange, with annual sales of EUR 270 millions. Provimi is already the number one feed producer in Poland through its wholly-owned Provimi Polska (formerly Central Soya Rolpol) subsidiary. Both companies produce feed for all varieties of species, and together give a more complete coverage of the market.

In April,

Provimi acquired Sofrada Aquaculture SA, a fish feed company in France that exports to a number of countries. It has a significant market share in trout and marine feeds and is highly specialised in feeds for new species such as turbot, tilapia, shrimps, etc. As the number one trout market in Europe producing over 50,000 tonnes in 2000, France represents a key strategic growth area for Provimi. Sofrada Aquaculture, established in 1969, has become a premier supplier relying on innovative technology to grow its business.

Also in April,

Provimi announced the acquisition of Mika-a-Spol / Propesko, a company active in dry and wet pet food business in the Czech Republic and a number of export countries. This gives Provimi a significant position in supermarket chains in the Czech Republic and Slovakia. The company, founded in 1992, has established itself as a leading supplier based on modern technology and marketing techniques. It is ISO 9001 certified and has an export license to the European Community.

In June,

Provimi acquired from the Arapis group, its business partner in Greece for more than 40 years, the majority of the shares (90.5%) of Provimi Hellas, a company based in Athens in which Provimi already had an 9.5% interest. As part of this transaction, Provimi has acquired the remaining 10% of share capital in its subsidiary Provimi Western Greece, until now held by the Arapis group, hereby reaching full ownership of both companies. The activity of Provimi Hellas is to distribute feed, feed components and pet food within Greece. This acquisition gives Provimi a substantial presence in the Greek concentrate, fish feed and pet food markets.

In July,

Provimi acquired Agribusiness and Janos Hoey, two well established Australian premix companies. Provimi views Australia as a strategic base from which to expand its business in other parts of the SE Asia and Pacific regions. Also in July, Provimi acquired a majority share in Nessebar-Provimi Jsc in Bulgaria. The plant is located on the Black-sea coast and makes complete feed for the local market.



In November,

Provimi signed a binding agreement to acquire a 51% share in Guangxi Peter Hand in China. This transaction was subsequently concluded in early 2002. The company is located in Guangxi, a province in the south part of China and produces premixes, concentrates and speciality feeds for the local market. Guangxi Peter Hand has two subsidiaries, namely in Chongqing (60%), in the centre-west of China and in Vietnam (75%). The Vietnam subsidiary has 2 production facilities in both Hanoi (north) and Ho Chi Min City (south), producing premixes and concentrates. Total consolidated sales of the Peter Hand group amount to EUR 13.5 millions. It employs approximately 268 people. China is the world's second largest feed market, with an annual production of 70 millions tonnes, and is growing rapidly. Provimi is already present in the East part of China (Provimi Gan Yu), with a new plant opened in June 2000 and also has a representative office in Beijing. With this acquisition, Provimi expands its geographical presence in the Chinese market. It will use its new Vietnamese operations as a bridgehead in this country.
As part of Provimi's continued focus on high quality products and service to customers, the R&D facilities in Brazil, India, the Netherlands and Denmark were expanded.
Construction started with respect to the doubling of the capacity of our fish feed production in Chile and in Denmark. In addition, capacity is being expanded in our Bohemia Safari dry pet food business in the Czech Republic.

In January 2002,

Provimi acquired the activities of Comptoir de Gives in Belgium. The company, established in 1972, is located in Huy/Ben-Ahin in the south-eastern part of Belgium and produces mineral mixes and specialty feeds for local and export markets. The products are sold through an extensive network of dealers all over Belgium.

Comptoir de Gives specialises in the production of mineral feed blocks for dairy and sheep, a "niche" specialty feed market which is growing rapidly in Belgium as well as in the surrounding countries. The annual sales of the company amount to EUR 3.5 millions. Provimi has already been active on the Belgium market through Provimi Belgium, a division of Protector SA mainly active in milk replacers for veal calves. Activities of Provimi BV Rotterdam and Comptoir de Gives in Belgium will be integrated to offer customers a larger product line and a better service.
Since 1998 Provimi's Research & Technology Centre, which co-ordinates its worlwide R & D activities, is located in Brussels, Belgium.

Also in January 2002

Provimi acquired a 100% share in SanoGold GmbH in Germany. This company, established in 1991, is located in Aalen in the south part of Germany and produces mineral mixes and speciality feeds for the local and export markets. These products are sold to the on-farm mixing customers through a network of dealers.
In Southern Germany in particular there is a tendency to mix more and more feeds on the farm. Currently the total amount of feed produced on farm is estimated at 13 millions tonnes per year.
Provimi has already been trading in the German market for 15 years through several of its subsidiaries. These companies are active in the compound feed, pet food and the fishfeed industries. With SanoGold producing for the on-farm market, Provimi has extended its geographical reach as well as its coverage in this important European market. The annual sales of SanoGold amount to EUR 5 millions.

Research and Development

The ingredients for success

The Research and Development programme of Provimi is mainly focussed on 13 worldwide dedicated research centres, co-ordinated by a Research and Technology Centre in Brussels, Belgium.

Objectives

Provimi's global leadership in animal nutrition relies heavily on the successful implementation of its cutting edge R & D. Its main objectives are to develop nutritional products and programmes of technical excellence that can be profitably marketed by Provimi and their clients and as part of the food chain, improve the quality and integrity of consumer food products.

Trends in research

Consumers are increasingly interested in both the quality and safety of what they eat but also its impact on the environment and animal welfare. This interest is reflected in additional regulation of the food chain, a trend that we welcome. Provimi, therefore, ensures not only that it complies with current feed safety legislation but also fully contributes to proposed legislation, such as outlined in the EU Commission's White Paper on Food Safety, to help ensure that it is both practicable for the feed industry as well as helping to maintain consumer confidence.

Outbreaks such as BSE in Western Europe obliged the EU to impose additional preventative measures on the feed industry. Amongst other restrictions, this required changes to feed formulations, in this case to replace meat and bone meal by more expensive proteins at short notice. Due to our worldwide reach, we had already developed proven solutions that were, therefore, introduced seamlessly.

We are seeing an increasing trend, due to the complexity of the requirements, to lengthening of some product cycles. Nevertheless, we maintain the flexibility to react quickly to market requirements as shown by the meat and bone meal ban.

An example of research anticipating legislation relates to the banning of antibiotics in feed with final effect from 2006. Provimi Research began work on alternatives to antibiotics in 1994, which resulted in the successful market introduction of products based on organic acids and herbs and spices extracts and this research is ongoing.

Feed can impact the taste, colour, flavour and nutritional quality of consumer products such as eggs, milk and meat. Therefore, despite the fact that we do not raise animals, we are working closely with the farming community, as well as both the food processing industry and retailers to improve the integrity of the food chain, to give consumers satisfaction.

Traceability has become the key element for responsibility within the food chain. We apply the latest industry standards to both our customers and our suppliers and we are looking to further extend traceability in anticipation of further legislation on the issue.

We are further increasing our efforts into raising the quality and safety of products produced by our factories worldwide by having them externally certified as compliant with the appropriate quality management standards such as ISO/HACCP/GMP.



Our ability to cope with changing parameters is aided by our worldwide network of 21 laboratories that enables us to tailor our ingredients to meet both regulatory and customer demands.

By altering the formulation of our products, we are having a positive impact on the environment. For example, we can reduce the animal nitrogen excretion into the ground and atmosphere.

Ongoing EU legislative initiatives on animal welfare will impose in some cases dramatic changes in the animal breeding conditions. We are currently carrying out research aimed at understanding the effects on animal performance in order to be able to adapt the feeding programmes whenever our customers require it.

Success in 2001

Every year, over 350 feed trials are run in our 13 research centres. The coordination is carried out by the Research and Technology Centre in Brussels. Last year, we have completed the structure of our intranet to enable the exchange of technical information and test results between all our businesses. This enables maximum synergy to be realised from the network of Provimi companies and ensures that Provimi subsidiaries in all countries benefit from the latest developments. Alternative solutions to specific problems can be quickly found in the collective experience of the Provimi nutritionists.

Both the laboratories and research centres work with customers to develop market-driven products thus enabling there to be a straight link between field observations, research and new high-quality profitable products for Provimi, its customers and shareholders.

Provimi's business generates an enormous amount of data that needs to be well managed in terms of information flow. In early 2000, Provimi launched a group Intranet named ProviNet, making it possible to provide large amounts of accurate, relevant and easily accessible information to all the group's centres. ProviNet, which is based on a worldwide data network and Lotus Notes technology, is used by Provimi group profit centres as a means of e-mail communication, Groupware collaboration, information management and as a knowledge sharing tool.

Several new products were introduced during the year including new feeds for young animals such as turkeys, broilers, piglets and calves as well as new flavour enhancements for pets. New starter diets for fish were also introduced. Provimi devotes the majority of its R & D resources of EUR 15 millions and 200 scientists on in-house market-driven research and development projects in close co-operation with the profit centres. In addition, we are increasing major joint research projects with university and independent research institutes.

Our research into production technology is leading to new techniques in animal feed production, particularly in the pet food industry that we have targeted as a major area for expansion. We believe that we have the right balance between short, medium and long-term projects. Further expansion of our research facilities took place this year in Denmark, Brazil, India and Holland.

The challenges of the future

The resources we are devoting to R & D will continue to increase as society's concerns and attitudes will demand higher quality and safer food production. This in turn will raise the threshold demanded from all in the food chain including Provimi and its customers. Provimi believes that this is a challenge from which only the best equipped companies can expect to benefit. In addition, due to the lengthening product cycles, some of the ideas we are currently working on will not be introduced until 2003 and succeeding years thus giving us further confidence in the future.

The quality and safety of our products

Provimi knows that it plays an important role in the food chain and that this implies great responsibility. For that reason, Provimi attaches great importance to producing feed that is safe for animals, the environment and for those who consume animal products. Quality systems are seen as a strong tool to reach this goal. Provimi puts a lot of effort in sufficient education and training for its employees worldwide. The main responsibility for the implementation of quality standards lies with the individual profit centers themselves. Provimi Holding strongly encourages the continuous increase of quality levels by organising regular meetings for all quality managers to promote a good exchange of information.

Quality standards

Provimi feels that having an ISO-9001 certificate is not enough to remain number one in the animal nutrition industry. That is why Provimi has introduced its own quality assurance standards for production of all its products in all plants worldwide. Besides ISO-9001 and GMP standards, it also contains many additional requirements. Many companies have implemented the HACCP principles or have started this process. The Provimi standard will soon be upgraded to HACCP. This means that all Profit centres and production locations pursue a pro-active policy regarding safety. These rigourous measures guarantee a continuous focus on high quality for our products.

A large number of our plants received a quality system certificate such as ISO-9001 or GMP. Certification in itself is not seen as a goal. The main goal is always to be pro-active and to avoid mistakes for the sake of safety of man, animal and environment. In addition, there are three factories in the group that have received the ISO-14001 certificate for their environmental management system, the two fish feed plants, ProAqua and Dana Feed and the animal feed plant, Agrokomplex. More companies are in the process of implementing this system. It is believed that this will gain more importance in the near future.

Quality audits

It is Provimi's objective to have every production location in the group visited by the Quality Manager of Provimi Holding on a regular basis. These visits are used to discuss all kinds of quality subjects, specific for that location and in general, by carrying out an audit. Additionally every company does its own internal quality auditing.

The impact of our products on the environment

Even though Provimi does not raise animals, animal feed production has an impact on the environment. Therefore, some of its feed research focuses on reducing the output of substances in manure that are known to harm the environment, such as phosphorous and nitrogen. Provimi's products do not have a large impact on the environment, compared to most other industries. Nevertheless, the group tries to contribute to a better environment in the area of feed production. Examples are reductions in energy consumption (electricity, gas, oil, coal etc.), reduction of packaging material, reduction of the use of chemicals in the laboratories by the use of a NIR system, an even larger focus on organic products, noise reduction, dust reduction and so on. Provimi feels that worldwide this will become more important in a few years and therefore pursues a pro-active policy.

Professional global player



By category
44%
1%
17%
38%
Plant workers
Senior managers
Other managers
Other staff
By geographical sector
9%
10%
20%
40%
21%
USA
France
Rest of E.U.
C.E.E.
Rest of world

> “Human Resources are to a company what oil is to a machine. Without it, the machine will eventually unrepairably break down.”

Provimi currently runs a worlwide organisation of more than 6,600 people. Its competitive edge is maintained by the training and know-how of this worldwide team. Without this investment in expertise, this oil, Provimi's leading position would be lost, the machine would break down. Provimi has done and will continue to invest in "education permanente". By offering a full scale of development, international exposure, opportunities, communication and a good remuneration package Provimi is striving to reach its goal to attract and retain the best team of professionals possible.

As a global organisation, a link has been made between thinking globally and acting locally. Training is provided within the home country under supervision of senior management, whilst Provimi together with INSEAD Business School (France) has developed and provided several kinds of training with an international scope. The two major international programmes are an Advanced Business training and the Provimi INSEAD Business Week. The first programme is for our high potential managers, covering general management, production, marketing, human resources, research & development and sales. A key aspect is a management simulation. This offers a full overview and comprehension of how a business is run. The training Business Week is for young managers and covers the same topics as the two-week programme, but with a less theoretical orientation.

As a result of constantly monitoring managers during work, training and further development, succession plans have been developed, driven by the desire that internal promotion delivers many opportunities, a high return on investment of human capital and delivers a smooth transition of position and responsibilities.

With the on-going acquisition policy of Provimi, more and more different cultures are joining the group. The acquired companies enrich the current HR policies and practices. This cross-fertilisation can lead to new, surprisingly high value added products. Also in this area Provimi has good experiences with international meetings. These are aimed at sharing best practices, experience and knowledge. All groups of specialists, such as purchasing, marketing, feed technology and nutritionists, meet regularly in this respect. In addition, the state-of-the-art IT forums among the various product groups ensure that cross-fertilisation is on-going.

On the remuneration side, an evolution shift is noticeable between the base and variable components. Increasingly, further down into the organisation, performance rewards are becoming more predominant. A stock option plan was introduced for senior management. In line with the HR trends, remuneration packages are constantly changing, fine-tuning to fit the balance of professional and personal environment.



Number of employees
5,261
5,941
6,374
1999
2000
2001


In most countries
where it is established,
Provimi ranks among
the top three, frequently
in number one position


Market share 2001
of the global market in millions
of tonnes of CFE
(Complete Feed Equivalent)
10%
Western Europe
10%
Eastern Europe

Economy and strategy

World leader in a consolidating industry

Background

Provimi's technologies are the basis of 7% of the world's animal feed products with market shares of up to 11% in South America. Provimi is the world leader in a consolidating industry and is the world's largest purchaser of vitamins. It is totally focused on animal nutrition rather than raising or processing animals, due to its cutting edge research and development and acquisition strategies.

For Provimi, and the animal nutrition industry as a whole, 2001 was a year of change.

Following the demerger of Eridania Beghin-Say into four separate companies, Beghin-Say (sugar), Cerestar (starch), Cereol (vegetable oils) and Provimi, all four were subsequently floated on the Euronext Paris Premier Marché, on 2 July 2001. In November, following the takeover of Provimi's ultimate parent, Montedison, by the Italenergia SpA consortium, an announcement was made that the 54% stake held by Montedison was for sale. The sale process is currently proceeding.

For the animal nutrition industry as a whole, markets in The Netherlands, France and particularly the U.K. were impacted by Foot and Mouth and the export restrictions that were imposed to combat it. Whilst these have now mostly been lifted, they have left the markets weaker at the end of the year than at the start of 2001. However, there were clear signs of recovery seen in France in the fourth quarter.



World Economy

As expected, the US economy, so long the motor behind world economic growth, finally slipped into recession in the middle of the year. Growth slowed in the Far Eastern economies dependent on American demand whilst Japan suffered from ongoing deflationary conditions. The EU benefited in the first half of the year from declining inflationary expectations. The impact of the attacks in the US of September 11 caused an overall loss of confidence with certain sectors such as tourism and air travel suffering a precipitate loss of demand. Although there have been recent signs of renewed confidence aided by interest-rate cuts, overall economic growth in 2002 is expected to remain relatively subdued.

Agricultural Economy

World raw material prices were relatively low with prices impacted by bumper harvests of grains such as wheat and corn. Indeed, countries such as Russia and China became players in the world markets due to their increased output. Exceptions to the general rule were seen in Soya bean meal (vegetable proteins) where the ban on the use of meat and bone meal due to the BSE outbreak caused price increases which balanced the impact of increased crops especially from South America and USA. In addition, fish oil prices were up over 90% and fishmeal over 20% compared to a year ago.

We expect the entry of China into the WTO to have a substantially positive impact on our local business by increasing economic growth and hence living standards. The Chinese feed market at more than 70 millions tonnes of complete feed equivalent, is already the world's second largest market, after the US, and has grown by more than 50% over the last five years. Demand for our products is broadly unaffected by world economic conditions due to the fact that an ever-growing world human population will continue to consume more and better quality food. We believe that a downturn in economic growth will not impact food consumption provided that it does not become a deep recession, which we do not currently expect.

Provimi strategy

Acquisition strategy

The Provimi acquisition policy is aimed at further expanding the group's global market positioning by investing in projects that produce an above-average, non-cyclical and low-risk return for shareholders. The same high quality standards that apply to current operations also apply to acquisitions. The strategy is designed also to diversify the group activities and maximise synergies with newly acquired companies. An additional goal of acquisition policy is to invest in businesses that also have growth potential in their respective markets. The overall goal of the various strategies noted above is to position the group for long-term double digit growth.

Diversification

Provimi has a policy of diversification across species, geographies and product lines. It manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets. It produces in 28 countries, exports to over 100 and is present in all continents. Its five main product lines of premix, complete feed, specialties, fish feed and pet food ensure wide diversification in terms of product. In addition, Provimi's product strategy is locally tailored to meet market conditions and this ensures that the total sales to the five largest customers is less than five per cent of our worldwide consolidated sales.

E-business

The Provimi Group is fully aware of the opportunities offered by new technologies as a business enabler both in intranet and e-business and intends to harness them as part of its consolidation strategy aimed at strengthening Provimi's leadership in worldwide markets. Provimi has integrated its e-business strategy, which focuses on procurement and distribution policies, into the implementation of its expansion strategy.

Growth in the global economy, particulary in emerging markets, is expected to lead to increased consumption of meat, milk and eggs and, in turn, increased demand for animal feed.

- Livestock production
- Poultry production
- Eggs production (billion pieces)

Source: US Department of Agriculture



1996
1997
1998
1999
2000
121.3
126.6
131.7
134.2
135.6
49.7
51.9
52.5
55.0
57.1
656.5
690.1
714.7
735.2
761.0

Global production in millions metric tonnes

	Premixes	Complete feed	Specialties	Fish feed	Pet food
Argentina	●		●		●
Australia	●		●		
Belgium			●		
Brazil	●		●	●	●
Bulgaria		●			
Chile				●	
China	●		●		
Czech Republic	●		●		●
Denmark				●	
France	●		●	●	
Germany	●		●		
Greece		●	●	●	
Hungary	●	●	●		●
India	●		●		●
Ireland	●		●		
Italy	●		●		●
Jordan	●	●			
The Netherlands	●		●		●
Poland		●	●	●	●
Portugal		●	●	●	●
Romania		●			
Russia	●	●	●		
South Africa	●		●		
Spain	●		●	●	●
Switzerland	●	●	●		
UK	●		●		●
USA	●	●	●		●
Vietnam	●	●			


Breakdown of sales
by animal species 2001
17%
Ruminants
(cows, sheep)
25%
Swine
23%
Poultry
10%
Fish
5%
Pets
20%
Other

Activity by country driven by margin opportunities

Pet food and fish feed are two promising sectors within the industry.


Pet food
Fish feed
1996
1997
1998
1999
2000
14.3
14.6
15.1
15.6
16.1
1996
1997
1998
1999
2000
7.4
7.4
7.9
8.5
9.0
Source: Euromonitor wordwide pet food survey

Pet food and fish feed market in millions metric tonnes

CRM

The mission

The implementation of a Customer Relationship Management (CRM) strategy will further demonstrate Provimi's constant commitment as a worldwide industry leader in providing the best animal nutrition and service to its customers.

CRM is a business strategy that consist of defining objectives, processes and tools in order to build a global, long-term and profitable relationship with customers by efficient use of all contacts.

Provimi sees its CRM strategy as a contributor to its constant effort to improve the brand image of each profit centre towards its customers and help develop more business worldwide. It will help assure Provimi companies to maximise the value provided to customers as it is a programme aimed at increasing client loyalty, decreasing working capital needs and improving sales force efficiency.

The facts

Provimi has decided to provide to all its profit centres comprehensive CRM packages according to their size and needs, with a deployment starting during early 2002. Depending on each specific context, the package may comprehend functionalities that cover Sales Force Automation, Marketing Automation, Management of Customer Service and Reporting.

Business model

Provimi has a multi-brand approach to its business. Due to its external growth strategy, the company has acquired many local businesses that are recognised as leaders in their markets. Once they join the group, they can immediately benefit from the buying synergies that are enjoyed by the world's largest animal nutrition business, such as being a major global purchaser of vitamins.

They also benefit from the logistical and financial synergies of a worldwide group, whilst retaining the freedom to act as a local business in their own markets. They can create partnerships with their clients, which are predominantly local, to continuously improve the food chain. This model, the company believes, offers its businesses the opportunity to maximise the benefits from its local operations in a global framework.



Client fragmentation

Top 15 customers

Top 5 customers

Provimi performance overall

2001 was a year of two halves. The first half-year saw an outbreak of Foot and Mouth, initially in the United Kingdom that quickly spread to France and the Netherlands. This led to immediate restrictions on export from these countries being imposed. Provimi's response was to move production to countries unaffected by these restrictions. Whilst this preserved sales margins, were impacted by the increased set-up and transport costs.
There were also outbreaks of Foot and Mouth in South America and Japan but these had less impact on the local industry.
The second half of the year saw the export restrictions in the European Union countries being progressively removed with The Netherlands being the first with effect from July 1, 2001. France's restrictions were completely removed by September 19 having been reduced on June 23 whilst restrictions were finally removed from the UK at the end of the year.



Overall, sales were up 10% in volume and 16% in value (unrestated for acquisitions). Volume growth was strongest in specialties, fish feed and petfood. But all our main product lines grew faster than industry averages. Values were also slightly higher due to the increased raw material costs as meat and bone meal was replaced by more expensive vegetable protein substitutes.
The increase in sales was also partly attributable to the full year contribution from acquisitions in 2000, namely Mervo, Akey, and Bohemia Safari. In addition, acquisitions during the year of Sofrada, Mika-a-Spol/Propesko, Provimi Hellas, Agribusiness and Janos Hoey contibuted to growth. This is discussed later in this section.
Provimi increased operating profit in all its regions except for the European Union (excluding France) which, as already indicated, was impacted by increased raw material and freight costs.
The demerger meant that there were a number of changes to company names and logos. In France, the Central Soya business in Trappes became Centralys, in Portugal, the name also changed. In Central and Eastern Europe (CEE), Central Soya Rolpol Spolka in Poland became Provimi Polska in neighbouring Hungary Agrokomplex Central Soya became Agrokomplex CS.

Represent less than 7.5% of 2001 consolidated sales

Represent less than 5% of 2001 consolidated sales

No single client accounts for more than 1.5% of sales on a consolidated basis



Manufacturing facilities
A world-wide presence

Argentina	Australia	Brazil	Chile	China	India	Jordan	South Africa	USA	Vietnam
Venado Tuerto	Adelaide	Campinas	Castro	Chongqing	Bangalore (4)	Amman	Pietermaritzburg	Fremont - Nebraska	Hanoi
	Forbes	Chapeco		Gan Yu				Lewisburg - Ohio	Ho Chi Minh City
		Pecali		Nanning				Marion - Iowa	
		Toledo						Pittsfield - Illinois	
								Weatherford - Texas	

Activity

Provimi performance by geographic sector

USA

In millions of euros	2001	2000	Δ
Net Sales	260.1	245.9	14.2
Operating Income	20.6	17.8	2.8
Operating Income/Net Sales	7.9%	7.2%	0.7
Capital Expenditure	1.7	1.7	0.0
Net Fixed Assets	30.3	33.5	(3.2)
Staff Level at Year-end	570	587	(17)

Provimi is represented by three brands in the North American market: Akey, SCA and Vigortone. The overall livestock, poultry and feed industries in the U.S. continued to consolidate in 2001. Provimi is well positioned with these three brands to service this evolving market in all species. Provimi operations in North America were restructured to form an umbrella company, North American Nutrition Companies, Inc. (NANCO). Operationally, three of eight plants were closed, Thompson, Georgia, Marion, Ohio and Cedar Rapids, Iowa. As a result, the number of staff and locations were reduced and transportation entities consolidated. NANCO is now better equipped to improve efficiency and maintain customer service. Management is confident that cash flow and profitability will continue to improve in 2002 in spite of the continued consolidation and margin pressures in the market. NANCO's business units are focused on providing quality nutritional solutions and product cost effectiveness.

These brands enjoy a leading market share, and they are the major influencers of nutritional decisions in the swine, layer and turkey sectors. Their position in dairy and beef is growing dramatically and represents tremendous opportunity for growth. Reinvestment in quality people, facilities and research ensure their competitive advantage into the future.







France

in millions of euros	2001	2000	Δ
Net Sales	147.6	137.4	10.2
Operating Income	16.4	11.2	5.2
Operating Income/Net Sales	11.1%	8.2%	2.9
Capital Expenditure	3.5	4.5	(1.0)
Net Fixed Assets	20.1	18.8	1.3
Staff Level at Year-end	687	646	41

As a result of the demerger, new names were introduced as of September 2001 for the Trappes based businesses, both for the premix activity ("Centralys") and the organic feed ("Moulin du Poher").
The BSE and Foot and Mouth outbreaks had negative impacts on all products in France, although a strong fourth quarter enabled the country to report increases in sales and operating profit compared to last year's proforma figures. This increase in profit was also helped substantially by a reallocation of charges to other Provimi operations. Néolait's performance in milk replacers was particularly strong again in the last three months. Sales of specialties, especially for the Protek brand, were negatively impacted as feedmillers were selling lower cost feed. This was partially compensated by the development in poultry premix, both for poultry meat and layers. The technical team was reinforced. Exports to Latin America grew strongly, benefiting from a favorable dollar/euro exchange rate.

Neolait obtained a patent for the Noduline milk replacer.
We have developed new programmes to cope with the substitution of growth promotors, and are preparing for the anticipated future limitation of coccidiostats usage. An acidifier plant (opened since the beginning of 2000) is meeting the increased demand in organic acidifiers for animal nutrition.
We are continuing our investment in traceability and quality. Trappes is certified ISO 9001 since Dec. 2000, Neolait ISO 9002 since 1996 and Port de Carhaix is ISO 9002 since March 2001. Crévin's certification ISO 9002 has been renewed.
At the beginning of 2002, we launched "LaboCentralys", a new site, accessible through Internet, for custumers to collect lab analysis results.
The new Crévin plant is now in full operation, confirming our expectations in terms of production capacity, efficiency, quality and traceability. It has a new production line which is free of additives. There has been a strong increase in export premix sales to the Maghreb countries.
The 35-hour week has now been introduced throughout our French businesses as required by law.
In April 2001, Provimi acquired Sofrada Aquaculture SA, a French company active in trout, salmon, tilapia, seabass, seabream, turbot and shrimp feeding in France and a number of export countries. This business is based in Bellou-sur-Huisne, in Western France. It consists of one manufacturing facility with sales of EUR 7 millions. Is has a significant market share in trout and marine feeds and is highly specialised in feeds for new species such as turbot, tilapia, shrimps etc.
As the number-one trout market in Europe, producing over 50,000 tonnes of trout in 2000, France represents a key strategic growth area for Provimi. Sofrada Aquaculture, established in 1969, became a premier supplier relying on innovative technology to grow its business.



Manufacturing facilities

Strong European presence

Belgium
Huy/Ben-Ahin

Bulgaria
Pazardjic
Sevlievo
Sitovo
Nessebar

Czech Republic
Brniste
Veseli nad Luznici

Denmark
Horsens

France
Baudrière
Realville
Crévin
Bellou s.Huisne
St. Aignan
Treize-Vents
Carhaix
Trappes
Yffiniac

Germany
Aalen

Greece
Agrinion

Hungary
Zichyujfalu (2)

Ireland
Kilkenny
Naas

Italy
Carmagnola

Netherlands
Doetinchem
Rotterdam
Weert

Poland
Bialystock
Dobrzelin
Lobez
Swiecie
Brzozowo
Jaroslaw
Olsztynek
Tworog
Bieganow (2)
Kraplewice
Osnowo

Portugal
Alverca
Porto

Romania
Salonta

Russia
Samara
Azov

Spain
Dueñas
Madrid
Mequinenza

Switzerland
Lucens

United Kingdom
Aberdeen
Bungay
Dalton
Darlington
Lichfield

Names of companies by product

Premixes

- Agribusiness
- Agrokomplex
- Akey
- Alimental
- Celtic
- Centralys
- Janos Hoey
- Mixrite
- Néolait
- Norvite
- NuTec
- Nutral
- Nutron
- Peter Hand
- Protector
- Provimi
- Sanogold
- Vetcare
- Vigortone
- Vipromin

Complete feed

- Agribusiness
- Agrokomplex
- Centralys
- Provimi
- Protector
- Vigortone
- Vipromin

Specialties

- Agrokomplex
- Akey
- Alimental
- Celtic
- Centralys
- Comptoir de Gives*
- Joosten Products
- Mixrite
- Néolait
- Norvite
- NuTec
- Nutral
- Nutron
- Peter Hand*
- Protector
- Provimi
- Sanogold
- SCA
- Vetcare
- Vigortone

Fish feed

- Alitec
- Dana Feed
- Proaqua
- Provimi
- Sofrada Aquaculture

Pet food

- Agrokomplex
- Alimental
- Bohemia Safari
- Mervo Products
- Nutral
- Nutron
- Propesko/Mika-a-Spol
- Provimi
- SCA
- Topnumber

*2007 Acquisitions



Sales split
by species 2001/2005
Ruminant +20%
Pet +626%
Other -42%
2005
Forecast
275
800
500
500



Rest of EU

in millions of euros	2001	2000	Δ
Net Sales	467.1	457.0	10.1
Operating Income	9.2	24.3	(15.1)
Operating Income/Net Sales	2.0%	5.3%	(3.3)
Capital Expenditure	17.4	14.4	3.0
Net Fixed Assets	74.6	71.2	3.4
Staff Level at Year-end	1,248	1,317	(69)

Overall, as has already been mentioned, the results in this region were substantially impacted in the first half by the export restrictions arising out of the Foot and Mouth outbreak. The second half of the year showed an improving trend. In other countries of the European Union, excluding France, specialties performed extremely well with increases in volume in Ireland, Spain and The Netherlands. In particular, in Ireland, the specialties for ruminants and swine and piglet feed saw strong growth. The business in Ireland strengthened following a reorganisation and the closure of the plant in Dublin after the summer. Complete feed prices increased throughout the region as a result of the impact of the replacement of meat and bone meal by more expensive vegetable protein substitutes.

In The Netherlands, pet food from Mervo for both dogs and cats grew importantly especially in export. This was despite suffering for part of the year from the export restrictions arising from the Foot and Mouth outbreak.

The pet food business in Italy also grew, benefiting from the acquisition in August 2000 of the plant from CAP di Torino that produces dry petfood for both dogs and cats.

As part of its strategic refocusing on the animal nutrition business, on 28 December 2000, Provimi sold Centralvet, an Italian manufacturer of animal health products with annual sales of EUR 27 millions, to the Ceva Santé Animale pharmaceutical Company.

In June 2001 Provimi acquired from the Arapis group, its business partner in Greece for more than 40 years, the majority of the shares (90.52%) of Provimi Hellas, a company based in Athens in which Provimi already had an existing participation of 9.48%.

As part of this transaction, Provimi acquired the remaining 10% of share capital in its subsidiary Provimi Western Greece, until now held by the Arapis group, hereby reaching full ownership of this company. The activity of Provimi Hellas is to distribute feed, feed components and pet food within Greece, also acting as exclusive agent for Provimi. Its sales over the year 2000 reached EUR 3 millions. Sales of the combined Provimi organisation (Provimi Western Greece and Provimi Hellas) reached EUR 16 millions in the year 2000, providing a substantial presence in the Greek animal feed, fish feed and pet food markets.

In Belgium, a decision was taken to become less dependant on the sales of milk replacer for veal calves. The acquisition of Comptoir de Gives in 2002 offers the possibility to expand further in speciality feeds by using the sales and distribution network. This company is specialised in the production and marketing of mineral mixes in different forms, including blocks.

In the UK, Provimi's subsidiaries, namely SCA Nutrition, NuTec, Norvite Feed Supplements and Top Number, were regrouped under a single organisation, Provimi Limited.





August saw the opening of the Dana Feed Research centre in Horsens, Denmark. The centre is used to test new raw materials and further develop existing fish feed, both in conjunction with the traditional aquaculture species (trout, salmon, eel) as well as new species that are being farmed: halibut, turbot and cod, amongst others.

Sales in Spain grew in almost all sectors with particularly strong sales of feed for swine, up 19% year on year. However, pet food sales declined mainly due to private label. Capital expenditure increased due to new legislation which requires separation of pet food manufacturing from other animal feed as well as separating ruminant feed manufacturing from swine feed manufacturing.

In Portugal, swine tonnage increased 18% and overall margins increased also, mainly due to a focus on the rural segment and good market positions on cereals and soya mainly during the last part of the year.

Central and Eastern Europe

in millions of euros	2001	2000	
Net Sales	436.5	335.0	101.5
Operating Income	38.1	24.5	13.6
Operating Income/Net Sales	8.7%	7.3%	1.4
Capital Expenditure	7.7	4.2	3.5
Net Fixed Assets	55.2	47.8	7.4
Staff Level at Year-end	2,535	2,265	270

All our markets in Central and Eastern Europe continued to grow strongly with particularly good performances in Poland, the Czech Republic, Hungary and Russia. We fully expect many of our businesses in this region to be joining the European Union in the near future and are preparing our plants to meet the new stringent standards in terms of production quality. In Hungary, this quality improvement was recognised by the regulatory authorities as being one of the first businesses in the country to meet the new standards. Following current EU legislation, there was in 2001 a complete ban on the import of meat and bone meal in Poland. This had a big impact on the Polish animal feed market. Provimi Polska therefore changed all product formulations to replace animal meal by raw materials of vegetable origin.

In complete feed, the markets across the region continued to expand particularly in Poland and Hungary where in addition exports to Romania of pelleted feed grew. Poland also began to export concentrates to neighbouring countries.

In Poland, 2001 was a relatively favourable year for swine producers as high prices for slaughtered pigs ensured profitable production for farmers. On the other hand, only the first half of the year was satisfactory for Polish poultry producers. Due to overproduction, the second half of the year saw sales prices drop below cost.

The pet food market in most of the countries in the region continued to expand with particularly strong performances from the businesses in the Czech Republic. Bohemia Safari, the leading producer in the country, acquired in 2000, is fulfilling its promise. There was a particularly vigourous expansion of its trademark, Brasa, in the specialised store channel and in neighbouring export markets such as Poland, Hungary, Slovakia, Slovenia and Serbia. Mika-a-Spol/Propesko, acquired in April 2001, is a Czech company active in the dry and wet pet food business in the Czech Republic and a number of export countries.





Mika-a-Spol is based in Veselí Nad Luznici, south of Prague. It operates a plant and has a sales office in Prague. Moreover, a commercial branch in Slovakia was established to further grow the export business. Mika-a-Spol/Propesko has a significant position in the supermarket chains in the Czech Republic and Slovakia and its total sales are around EUR 8 millions. The company, founded in 1992, has established itself as a leading supplier based on modern technology and marketing techniques. It is ISO 9001 certified and has an export license to the European Union. During the year, it reinforced the position of its own label, Propesko, by expanding in its target markets of hypermarkets and supermarkets of multinational clients. It also added further supermarket private labels for both the domestic market and for export.

In Russia, the economic situation was favourable with strong economic growth, a stable political situation, low interest rates compared to previous years and a strong oil price all leading to a stable rouble. We maintained service to our clients despite a lack of supply. This was due to export bans from certain Western European countries. This was partially compensated by deliveries from Poland. In addition, there was a large increase in imports of broiler parts and pork which resulted in lower prices for these products in the second half of the year and lower demand for high quality feed. Despite these developments, sales volumes increased by over 9% with particularly buoyant sales of locally produced concentrates and complete feed. The strong economic growth also led to higher demand for labour and hence to much higher salaries of qualified personnel.

In July, Provimi acquired a majority share in the Nessabar-Provimi Jsc business based on the Black Sea coast in Bulgaria. It is producing complete feed for the local market. The Provimi organisation in Bulgaria consists now of 4 majority owned plants and 1 minority owned plant. The plants are strategically spread over the country and are producing complete feed, mainly for poultry, pigs and ruminants.

The annual sales of the combined Bulgarian businesses amount to EUR 9 millions. In Complete Feed Equivalents, Provimi is market leader in Bulgaria. Provimi also views Bulgaria as a strategic base from which to expand business in other parts of the region.

Rest of the world

in millions of euros	2001	2000	Δ
Net Sales	189.3	172.0	17.3
Operating Income	11.1	9.8	1.3
Operating Income/Net Sales	5.9%	5.7%	0.2
Capital Expenditure	6.9	5.7	1.2
Net Fixed Assets	26.9	21.0	5.9
Staff Level at Year-end	1,334	1,126	208

In the Rest of the World, 2001 saw a strong geographical expansion with the acquisition in July of two businesses in Australia, Agribusiness and Janos Hoey, both well established premix companies. Agribusiness is located in Adelaide while Janos Hoey is located in Forbes. Provimi will bring to these businesses technology and product initiatives to provide the livestock industry with new dimensions in quality products and service.

Agribusiness, over the years, has developed a good reputation in the pig market of Australia as a major supplier of feed premixes, speciality products and commodities accompanied by a comprehensive technical support service. Its "Lean Team" concept offers a unique guide for modeling and managing pig performance for its customers.

Janos Hoey has been in operation since 1964 and has developed its business with similar levels of expertise but with a major focus in the ruminant livestock sectors. Janos also specialises in contract manufacture of a range of speciality products.





The annual sales of the combined businesses amount to EUR 16 millions. It is the company's intention to grow its Australian operation by combining Provimi's expansive product technology with the solid customer base of its two local partners. Provimi also views Australia as a strategic base from which to expand business in other parts of the SE Asia and Pacific regions.

This comes at a time when local economic conditions are favourable with strong local confidence and export earnings from primary production of agricultural products at an all-time high. Forecasts of exports of pigs primarily to Asia show an increase of over 33% over the next three years. Similarly, the beef industry, despite a brief lapse due to BSE in Japan, is on a prolonged high. The dairy and sheep sectors are also in favourable positions.

The acquisition of these two companies in 2001 has lead to a large programme of integration within the country and transfer of products and technology from other parts of the Provimi group which we expect to lead to strong expansion in 2002.

During the year, the Chinese business more than tripled its production of piglet feed, concentrates and premixes. For the latter local production started in January 2001. Provimi substantially increased its market share in the main local market of Shandong province. The year was characterised by low swine prices and a major swine disease in our local market. Poultry prices were low whilst egg prices were higher than normal.

As noted elsewhere in this report, fish oil and fish meal prices increased substantially during the year causing margin pressure on our Chilean fish feed activities as not all the increases in raw material costs could be absorbed by customers. The fish feed industry worldwide is suffering from overproduction of salmon with a 35% increase in the Chilean market production. By working at full capacity in the peak months of October to December, tonnage increased by more than 25% for the year and Alitec maintained leadership in the fresh water market. Construction has started on a new plant, at a total cost of EUR 17 millions which is currently expected to come on stream in October 2002. This will be at a time when prices in the main export markets of the USA and Japan are forecast to have recovered. Many feed formulations have had to be changed due to the impact of BSE in Europe, customer requirements relating to non GMO raw materials and the higher raw material prices.

Our Indian business faced depressed poultry prices during most of the year. Due to an internal reorganisation in the final quarter, results began to improve. In the petfood market, our existing market position will be further improved by the opening of a local research centre in February 2002.

Highlights for Provimi's businesses in Brazil included the launching of the "super premium" pet food products, Ossobuco and Sofisticat at the end of 2001, beginning of 2002. These national launches were well received by the markets. Further extension of the range came in January 2002 with the launch of the "premium" line of Tutano and Garfield pet food. In the other Brazilian activities, large increases were registered in sales of minipellets for day old chicks and swine.

The Argentinian business in premix and specialties suffered from the economic crisis which came to a head at the end of the year. As a result of a stringent internal reorganisation, costs were minimised with sales efforts focused on the most creditworthy clients. We are confident that this business will contribute satisfactorily once the economy stabilises.

Productivity in South Africa substantially increased due to the premix brands sold. In addition, trading in raw materials was concentrated on higher margin products. Market penetration of the NuTec brand increased as a result of taking on increased numbers of distribution agents.

Exports to Zambia increased dramatically, whilst sales to Zimbabwe suffered as a result of the economic and security situation there.





Outlook

2002

The expectation is that the improved performance of the second half of 2001 will continue into 2002. Provimi is targeting continued double-digit turnover, operating profit and net earnings growth for the year. Margins should also continue to improve.
This improvement will take place against a background of a relatively slow growing world economy that, we believe, will have a negligible impact on world food consumption due to an expanding world population and rising living standards.
Raw material prices are expected to remain stable with declines from current high levels for fish meal and fish oil. Financially, the company will maintain its focus on optimising working capital in order to further improve cash flow. This initiative is already bearing results with an improvement in the second half of 2001. The strategy of acquisitions will be maintained and funded from internal cash flow. The overall debt level is expected to remain stable, but will decline as a percentage of shareholders' equity.
In 2002, Provimi has acquired Comptoir de Gives in Belgium, a manufacturer of premixes and mineral blocks. In addition, the company has expanded its geographic reach with the acquisitions of Sanogold in Germany, Provimi's first plant in such an important market, and Peter Hand, with plants in China and Vietnam. Asia is one of the prime targets for future growth.

Medium term

In overall sales terms, the company is planning on maintaining for the next 5 years the growth rate achieved since 1997 of over 50%. Over this time horizon, Provimi expects its strategy of expansion in fast growing high-margin sectors of the animal nutrition market to result in a substantial change in its product and species mix as some sectors grow faster as a proportion of overall sales than others.
Sales of pet food, which grew by 53% in 2001, will expand from 5% of the company's sales in 2001 to 20% by 2005. Similarly, fish-feed sales are expected to represent 15% of sales as compared to 11% in 2001. Whilst the proportion of sales coming from poultry will remain fairly constant at 20/21%, those coming from sales for swine and ruminants are expected to decline in percentage but not in absolute terms.
The resources we are devoting to R & D will continue to increase as society's concerns and attitudes will demand higher quality and safer food production. This in turn will raise the level demanded from all in the food chain including Provimi and its customers. Provimi believes that this is a challenge that only the best equipped companies will be able to meet.







Group management report and consolidated accounts 2001

Group management report

Results

The first-half year was affected by the impact of export restrictions arising from the Foot & Mouth outbreak in several Western European countries and the additional costs of the demerger from Eridania Béghin-Say. Second half results showed an increase in operating income of 17.3% and net income after minorities of 53.6% compared to the first half-year reflecting improved business conditions and the absence of exceptional items relating to the demerger.

2001 sales increased by 11.4% for the year in comparison with pro forma sales for 2000. Against reported sales figures for 2000, the increase was 16%. Sales increased in all the Group's sectors, with particularly strong growth in Central and Eastern Europe, up by 30.2%, and rest of the world, up by 10.1%.

Operating income over the year 2001 increased by 8.9% versus 2000 against pro forma numbers. Compared to the figures reported for the year, the increase in operating income was 13.7%. The operating margin as a percentage of sales showed a strong increase in the second half of 2001 increasing from 5.8% in January-June to 6.9% in July-December. On a year-on-year basis, margins were stable at 6.4% compared to 6.5%.

Net income after minorities amounted to EUR 14.2 millions for the year, compared to the pro forma result of 2000 of EUR 15.2 millions. This is after finance expenses which were EUR 43.1 millions for the year as against EUR 31.7 millions as restated for 2000. These amounts also include cash settlement discounts and foreign exchange gains/losses.

The tax charge for the year of EUR 15.7 millions represented a charge of 32% of the income before tax and goodwill amortisation.

Operational highlights for the year 2001

In premixes and complete feed, where sales increased by more than 18% on a like for like basis, further acquisitions were realized during 2001 in Poland (25% of Rolimpex), Australia (Janos Hoey and Agribusiness) and Bulgaria (Nessebar).

In the pet food industry where the company's sales increased by more than 50% against reported figures for 2000, a strategic investment has been made with the acquisition of a wet pet food producer, Mika a Spol, in the Czech Republic. Further investment in this country, which is fundamental to our expansion in Central and Eastern Europe, has been made in the expansion of our dry pet food facilities of Bohemia Safari which came on stream at the end of 2001. Finally, Provimi also acquired the entire company Provimi Hellas in Greece, a company which trades in both wet and dry pet food.

In the fish feed sector, prices of fish oil increased by over 90% and fish meal by over 20%, both essential raw materials. These increases in input costs were only partially passed on to customers. Nonetheless, we continue to believe that fish feed has excellent growth prospects. Sales during the year increased by more than 17% against actual figures for 2000. To this end, investments have been made in France with the acquisition of Sofrada. Further capacity expansion is under development in Chile and Denmark. Both will come on stream in 2002 in time for their respective seasons. In addition, our Danish fish feed company opened a state-of-the-art research facility in August. The R&D facilities in Brazil, India, and the Netherlands were all expanded and will come into operation in 2002.

Research and Development

Several new products were introduced during the year including new feeds for young animals such as turkeys, broilers, piglets and calves as well as new flavour enhancements for pets. New starter diets for fish were also introduced. Provimi devotes the majority of its R&D resources of EUR 15 millions and 200 scientists on in-house market-driven research and development projects in close co-operation with the business units. In addition, the company is increasing major joint research projects with university and independent research institutes. Its research into production technology is leading to new techniques in animal feed production, particularly in the pet food industry that have been targeted as a major area for expansion.

Subsequent events

In early 2002, Provimi acquired Belgium-based Comptoir de Gives, a manufacturer of mineral blocks and specialty feeds. The company has also expanded its geographic reach with the acquisition of Sanogold in Germany, which is Provimi's first plant in this important market.
The acquisition of Peter Hand, with plants in China and Vietnam, which was started in 2001, has been completed. Asia is one of Provimi's prime targets for future growth.

Outlook

The expectation is that the improved performance of the second half of 2001 will continue into 2002. Provimi is targeting continued double-digit turnover, operating profit and net earnings growth for the year. Margins should also continue to improve. This improvement will take place against a background of a relatively slow growing world economy that, we believe, will have a negligible impact on world food consumption due to an expanding world population and rising living standards.
Raw material prices are expected to remain stable with declines from current high levels for fish meal and fish oil. Financially, the company will maintain its focus on optimising working capital in order to further improve cash flow. This initiative is already bearing results with an improvement in the second half of the year. The strategy of acquisitions will be maintained taking into account free cash flow. The overall debt level is therefore, expected to remain stable and will decline as a percentage of shareholders' equity.

Acquisitions of significant interests in companies headquartered in France

The main asset contributed by Eridania Béghin-Say to Provimi SA consists of shares in the Dutch holding company Provimi Holding BV (a wholly-owned subsidiary), which controls most of the Group's operating companies around the world. Provimi SA, however, directly holds all the capital stock of Néolait, which controls–either itself or through its subsidiaries–the Group's industrial activities in France.
In a joint operation with the three other companies formed as a result of the Eridania Béghin-Say demerger (Béghin-Say, Cereol and Cerestar), Provimi SA has acquired a 25% equity stake in two service companies. The other three firms acquired the same percentage, and the four companies thereby share pooled services and continue to benefit from economies of scale. Cereplus SAS mainly provides services in the fields of information technology and the management of industrial risk and insurance programmes. Erebins, which is registered in Ireland, is a captive reinsurance company.
Provimi acquired Sofrada Aquaculture SA, a fish feed company in France and who exports to a number of countries. It has significant market share in trout and marine feeds and is highly specialised in feeds for new species such as turbot, tilapia, shrimps etc. As the number one trout market in Europe producing over 50,000 tons in 2000, France represents a key strategic growth area for Provimi. Sofrada Aquaculture, established in 1969, has become a premier supplier relying on innovative technology to grow its business.

Remuneration of Provimi S.A. directors

Total amount in euros

Wim Troost	Chairman-Chief Executive Officer	1,033,355*
Guido Angiolini	Director	6,715
Enrico Bondi	Director	2,519
Marco Fortis	Director	7,582
Alain Labergère	Director	12,582
Stefano Meloni	Director	513,523
Patrick Ricard	Director	11,082
Angelo Maria Triulzi	Director	13,582

The total amount includes the entire remuneration (salary, premiums, bonuses, allowances etc) and benefits of all kinds (driver, company car, company housing, insurance, supplementary pension fund contributions etc) paid during the financial year to each company officer by Provimi SA and the companies in which it holds a controlling interest.

* This amount includes supplementary pension fund contributions over several decades amounting to EUR 600,273.

Total remuneration and benefits paid by Eridania Béghin-Say to its corporate officers from 1 January to 30 June 2001

Total amount in euros

Stefano Meloni	Chairman-Chief Executive Officer	EUR 2,681,580.00
Guido Angiolini	Director	42,973.79
Piero Antinori	Director	42,973.79
Antoine Bernheim	Director	42,973.79
Piergiuseppe Biandrino	Director	25,778.78
Enrico Bondi	Director	42,973.79
Franco Brunetti	Director	42,973.79
Jacques-Henri David	Director	42,973.79
Michel François-Poncet	Director	42,973.79
Marco Fortis	Director	14,554.31
Georges Garinois	Director	42,973.79
Montedison	Director	42,973.79
Ernest-Antoine Seillière	Director	42,973.79
Patrick Ricard	Director	42,973.79

Where Directors' fees are concerned, the above amounts reflect the payments made in January and June 2001.

Special report of the Board of Directors on stock options

Pursuant to the authorization received at the Extraordinary Annual Meeting of shareholders' held on 30 June 2001, the Board of Directors granted, at its meeting of 10 September 2001, options to seventy-three managers and employees of companies affiliated with the group to subscribe for 144,100 shares of Provimi SA stock, at the price of EUR 17.15 per share.

These options may be exercised, apart from special cases stipulated in the rules adopted by the Board of Directors, from 10 September 2005 to 10 September 2011.

Wim Troost, Chairman of the Board of Directors of Provimi SA, was granted an option to buy for 50,000 shares.

No shares were purchased by the beneficiaries during the past financial year under this programme.

List of Directors' other appointments and positions

During the last financial year, the members of the Board of Directors of Provimi SA held other appointments or positions in the following companies:

Mr Wim Troost

Holder of 100 registered shares

Chairman and Managing Director of:
Provimi Holding (Netherlands)
Provimi BV (Netherlands)
Dana Feed (Denmark)
Joosten Products (Netherlands)
N.V. Protector (Belgium)
Nutral (Spain)
Proaqua nutricion (Spain)
Protector (Switzerland)
Provimi Australia (Australia)
Provimi Italia (Italy)
Vigortone AG Products (USA)

Director of:
The main subsidiaries of the Provimi Group.

Mr Guido Angiolini

Holder of a registered share

Chairman of:
Agora (Italy)

Managing Director of:
Montedison (Italy)

Director of:
Aifa Holding (Luxembourg)
Béghin-Say (France)
Cereol (France)
Edison (Italy)
Eridania Béghin-Say (France)
Falck (Italy)
Intermarine (Italy)
Tecnimont (Italy)

Mr Enrico Bondi

Holder of a registered share

Chairman of:
Edison (Italy)
Telecom Italia Mobile (Italy)
Telespazio (Italy)
Seat Pagine Gialle (Italy)

Managing Director and member of the Executive Committee of:
Montedison (Italy)

Managing Director of:
Olivetti (Italy)
Telecom Italia (Italy)

Vice-chairman and Director of:
Eridania Béghin-Say (France)

Vice-chairman and member of the Executive Committee of:
La Fondiaria Assicurazioni (Italy)

Director of:
Cereol (France)
Cerestar (France)
Falck (Italy)
Holding di Partecipazioni Industriali (Italy)
Il Sole 24 Ore (Italy)
Il Sole 24 Ore Netweb (Italy)
Intermarine (Italy)
Istituto Europeo di Oncologia (Italy)
Tecnimont (Italy)

Mr Marco Fortis

Holder of a registered share

Director of economic studies of:
Montedison (Italy)

Director of:
Edison (Italy)
Edison Gas (Italy)
Ausimont (Italy)
Antibioticos (Italy)

Mr Mario Lombardi

Holder of a registered share

Vice-chairman for Planning and control of:
Montedison (Italy)

Director of:
Béghin-Say (France)
Cereol (France)
Fiat Energia (Italy)
Sogetel (Italy)

Mr Stéfano Meloni

Holder of a registered share

Managing Director for the Food Industry of:
Montedison (Italy)

Chairman of:
Cerestar (Italy)
Eridania Béghin Say Asie (France)
Eridania Béghin Say (France)
Eridania Béghin-Say (Belgium)
Eridania (Italy)
Hedge Invest (Italy)

Chairman and Managing Director of:
Cerestar Usa (USA)

Vice-chairman of:
Koipe (Spain)

Director and member of the Executive Committee of:
Edison (Italy)

Director of:
Central Soya (USA)
Cereol (France)
Cereol Holding (Netherlands)
Cerestar (France)
Cerestar Holding (Netherlands)
Fondazione Montedison (Italy)
Manuli Rubber (Italy)

Mr Patrick Ricard

Holder of a registered share

Chairman of the Board of Directors of:
Pernod Ricard (France)
Comrie (Ireland)

Director of:
Société Générale (France)
Eridania Béghin-Say (France)
Société Paul Ricard (France)
Altadis (Spain)

Director and permanent representative or member of the executive committee of:
The main subsidiaries of the Pernod Ricard Group

Mr Angelo Maria Truilzi

Holder of a registered share

Head of Administrative and Financial Management of:
Montedison (Italy)

Financial Director of:
Eridania Béghin-Say (France)

Chairman of the Board of Directors of:
Eridania Béghin-Say (Belgium)

Chairman of the Board of Directors and then Director of:
Cereol (France)

Director of:
Cerestar (France)
Cereol Holding (Netherlands)
Cereol Participations (France)
Eribins (Ireland)
Intermarine (Italy)
FIPDAM (Italy)
FIPREM (Italy)

Balance sheet

for the year ending 31 December 2001

Assets

in EUR millions	31.12.2001	pro forma 2000 unaudited
Fixed assets		
Goodwill (note 3)	591.1	590.8
Intangible assets (note 4)	40.8	37.3
Property, plant and equipment (note 5)	207.1	192.3
Investments accounted for by the equity method (note 6)	5.0	0.4
Non-consolidated investments (note 7)	1.7	2.2
Other financial assets (note 8)	5.7	3.0
Total fixed assets	**851.4**	**826.0**
Deferred tax assets (note 9)	22.6	17.7
Inventories and work-in-process (note 10)	124.6	121.5
Trade receivables, net of allowances (note 11)	203.9	195.8
Other current assets (note 12)	66.5	56.3
Cash and cash equivalents (note 16.4)	59.6	37.5
Total current assets	**477.2**	**428.8**
Total assets	1,328.6	1,254.8

The accompanying notes are an integral part of these financial statements.

One of the results of the demerger process was a requirement to compare actual mnumbers against pro forma numbers, as if Provimi had been an independent entity since January 1, 2001. As such major acquisitions that were made during 2000 have been treated in the pro forma unaudited comparatives as if they had occurred of the beginning of the year. In addition, certain cost elements such as interest expenses, taxes, and goodwill amortisation were recalculated.

Liabilities and shareholders' equity

in EUR millions	31.12.2001	pro forma 2000 unaudited
Shareholders' equity (note 13)		
Share capital	26.1	26.1
Share premium	473.4	473.5
Retained earnings	(14.7)	–
Consolidated net income	14.2	–
Cumulative exchange adjustment	15.2	–
Total shareholders' equity	**514.2**	**499.6**
Minority interests (note 14)	21.9	20.3
Total shareholders' equity and minority interests	**536.1**	**519.9**
Investment subsidies	1.4	0.7
Deferred tax liabilities (note 9)	6.0	4.1
Provisions for risks and charges (note 15)	10.2	21.9
Liabilities		
Financial borrowings (note 16)	533.6	491.0
Trade payables	177.2	162.2
Other liabilities (note 17)	64.1	55.0
Total liabilities	**792.5**	**734.9**
Total liabilities and shareholders' equity	**1,328.6**	**1,254.8**

The accompanying notes are an integral part of these financial statements.

Income statement

for the year ending 31 December 2001

in EUR millions	31.12.2001	pro forma 2000 (unaudited)
Revenues		
Net sales (note 18)	1,500.6	1,347.3
Other operating revenues (note 18.2)	0.2	0.4
Total revenues	**1,500.8**	**1,347.7**
Operating expenses		
Purchases and changes in inventories	1,043.8	947.0
Taxes not related to income	10.5	–
Payroll expense	162.2	150.9
Depreciation and amortization	26.5	23.9
Other operating expenses	162.4	138.3
Total operating expenses	**1,405.4**	**1,260.1**
Operating income (note 18)	**95.4**	**87.6**
Net financial expense	**(43.1)**	**(31.7)**
Pre-tax income from continuing operations	**52.3**	**55.9**
Exceptional items (note 20)	(3.6)	(1.9)
Corporate income taxes (note 21)	(15.7)	(17.6)
Net income of fully consolidated companies	**33.0**	**36.4**
Group share of income from companies consolidated by the equity method (note 22)	0.3	–
Goodwill amortization	(14.9)	(17.1)
Net income before minority interest	**18.4**	**19.3**
Minority interest	(4.2)	(4.1)
Net income–Group share	**14.2**	**15.2**
Net earnings per share (in euros)	0.55	–
Average number of shares (including non-voting shares)	25,646,767	n/a

The accompanying notes are an integral part of these financial statements.

Statement of cash flow

for the year ending 31 December 2001

in EUR millions	31.12.2001	pro forma 2000 unaudited
Cash from (for) operations		
Operating income	95.4	87.6
Depreciation and amortization–related to operations	26.2	23.9
Charge (release) of operating provisions	1.7	(0.3)
Gross operating income	**123.3**	**111.2**
Changes in working capital	12.0	(51.7)
Cash from operations	**135.3**	**59.5**
Net financial expense	(43.1)	(31.7)
Corporate income taxes	(7.4)	(19.0)
Other expenses paid, net	(20.4)	(2.6)
Total	**64.4**	**6.2**
Cash from (used for) investing activities		
Additions to fixed assets	(37.2)	(30.5)
Additions to other assets	(13.1)	(14.5)
Disposals of assets	5.0	7.0
Investment subsidies received	0.6	–
(Acquisitions) Disposals of consolidated subsidiaries	(24.2)	(9.4)
Impact of timing differences	(1.4)	1.8
Total	**(70.3)**	**(45.6)**
Cash from (used for) financing activities		
Dividends paid to shareholders[(1)]	(13.9)	–
Dividends paid to minority shareholders' of consolidated subsidiaries	(0.8)	(0.8)
Sale of Provimi shares	6.0	–
Increases (reductions) in borrowings	(0.2)	24.9
Impact of timing differences	–	0.1
Total	**(8.9)**	**24.2**
Impact of exchange rates variations	**(2.0)**	**(0.7)**
Net change in cash and cash equivalents	**(16.8)**	**(15.9)**
Cash and cash equivalents at beginning of year	**37.5**	**53.4**
Cash and cash equivalents at end of year	**20.7**	**37.5**

(1) This is a part of the dividend paid by EBS in 2001.

The accompanying notes are an integral part of these financial statements.

Notes
to the consolidated financial statements

General
The consolidated accounts at 31 December 2001 are the first annual closing of the Provimi Group after being listed on the Euronext stock exchange in Paris on 2 July 2001, after the demerger of Eridania Béghin-Say.

Effects of the demerger
According to the demerger treaty registered on 14 May 2001, Eridania Béghin-Say was demerged into four listed companies Provimi, Béghin-Say, Cereol and Cerestar.
The effects of the demerger are retroactive from 1 January 2001. The terms of the transaction have been published in the information memorandum (document E) N° 01-636 registered on 25 May 2001 and was approved by an Extraordinary Shareholders' Meeting on 30 June 2001.
The balance sheet and income statement are presented for two years:
–for the balance sheet, the pro forma unaudited 2000 balance sheet is presented taking into account the effects of the demerger as presented in document E;
–the 2001 income statement is compared to the pro forma unaudited 2000 income statement as presented in document E.

1 Accounting principles

1.1 Accounting principles and valuation methods
The consolidated financial statements of the Provimi Group have been prepared in accordance with regulation number 99-02 of the French Accounting Standards Committee *(Comité de la réglementation comptable)* governing the consolidated financial statements of commercial and public sector companies, applicable as of 1 January 2000. The accounts have been prepared under the going concern principle.

1.2 Consolidation method
The consolidated financial statements are based on the financial statements of the individual Group companies at 31 December.
All significant companies over which Provimi exercises exclusive control, directly or indirectly, are fully consolidated.
Jointly controlled companies are proportionally consolidated.
Companies that are owned 20% or over, directly or indirectly, and over which Provimi exercises significant influence are accounted for by the equity method.
Certain companies meeting the above criteria are not consolidated due to their immateriality. All significant transactions between consolidated companies are eliminated.

1.3 Foreign currency translation
Transactions denominated in foreign currency are translated on the basis of the exchange rates in effect at the transaction date. Payables and receivables in foreign currency are valued at year-end rates and any translation difference is reported in the income statement.
The financial statements of non Euro-zone companies are translated as follows:
–balance-sheet items are translated into euros at year-end exchange rates, except for shareholders' equity items, which are translated at historical rates. Income and expense items are translated at average exchange rates for the year;
–any resulting translation differences are accounted for into consolidated shareholders' equity.

1.4 Goodwill

The difference between the acquisition price and the restated net worth of a newly acquired company at the time of its initial consolidation is allocated to the appropriate asset or liability heading in the consolidated balance sheet, by the end of the accounting period following the one in which the acquisition was made. The residual unallocated amount is reported as "goodwill" and amortised over a period of forty years, except in specific cases where a shorter period is justified. If the value of the identifiable items exceeds the difference between the acquisition price and the restated net worth, the amount allocated to the appropriate asset and liability heading is limited to the initial difference.
On the demerger of Provimi from Eridania Béghin-Say, all goodwill is deemed to be "new" goodwill resulting from the market valuation of the Provimi Group at the time of the demerger. From 1 January 2001, this goodwill is amortised over forty years.

1.5 Intangible assets

Brands are generally valued on the basis of advice from specialised consultants.
Because of the legal protection enjoyed by brands, they are not amortised but they could subsequently be written down if their value were to decline significantly.
Other intangible assets are amortised by the straight-line method over the following periods:

Trade goodwill	40 years
Patents, licenses	variable, up to 20 years
Start-up expenses	5 years
Software	variable, up to 5 years

1.6 Research and Development expenditures

Research and development expenditures are generally recognised as costs of the period in which they are incurred.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost.
Depreciation of the assets is based on their estimated useful economic lives and calculated on a linear basis.
The principal useful economic lives utilised are:

Industrial buildings	20 – 40 years
Industrial equipment and tools	3 – 20 years
Fittings and fixtures	10 – 20 years
Office furniture	10 years
Vehicles	5 years

Property effectively acquired through a rental or leasing contract is booked as "Property, plant and equipment" at market value and depreciated accordingly, while the corresponding debt is shown as a liability.
Maintenance and repair costs are recognised as expenses of the period in which they are incurred, except if they improve the condition of the asset beyond its originally assessed standard of performance either by extension of its useful life or improvement of productivity.

1.8 Non-consolidated investments

Investments in non-consolidated entities are stated at their purchase cost, less appropriate depreciation. The valuation allowances take into account the share of net-worth owned by the Group, profit expectations or stock exchange prices, where applicable.

1.9 Inventories and work-in-process

Inventories and work-in-process are valued at the lower cost or net realisable value. Cost is essentially based on weighted average costs, which, reflecting inventory turnover, are near to actual market prices at the balance-sheet closing date.

1.10 Investment subsidies

Investment subsidies are recognised as liabilities and registered as revenue at the same rate as the depreciation of the tangible fixed assets to which they are related.

1.11 Supplementary retirement benefits and severance indemnities

The Group accounts for its pension commitments, severance indemnities, medical care, long service awards, life insurance and other assimilated benefits, related to its retirees and employees.

For defined contribution plans, Group contributions are charged in the period to which they relate.

For defined benefit plans, the costs of the contributions are estimated using the projected unit credit method for the benefits after employment. According to this method, the contributions are allocated to the service periods as a function of the rights acquired in the plan taking into account a stabilising effect because the build-up of rights is not evenly distributed over the coming years of employment.

The amount of future benefits as granted to the employees is valued based on the expected salary evolution, the starting age and the mortality rate and is subsequently discounted to its present value on the basis of long-term interest rates of first class bonds.

The actuarial valuation differences after 1 January 2001 are charged over the remaining average active life expected for employees participating in these schemes for the part exceeding 10% of the larger of:

–the present value of the obligation at year-end of the defined benefits at year-end;

–the fair value of the assets of the plan at closing date.

1.12 Income tax

Deferred taxes are added to the amount of taxes payable at year-end closing.

They are based on consolidation adjustments and on temporary differences between the carrying amount of assets/liabilities on the balance sheet, and their tax base.

Deferred taxes are calculated by using the tax rate expected to be applicable at the date of recovery or settlement.

Deferred tax assets, including those related to unused tax losses carried forward, determined by taxable entity, are recognised from the time at which it is more likely than not that they can be effectively utilised. Tax related to planned dividend distributions, expected within the forthcoming year, are provisioned.

No provision is made for taxes that would be payable in the case of distribution of subsidiaries' retained earnings as they are considered as having been permanently reinvested.

1.13 Financial hedging activities

To manage their foreign exchange and interest rate risks, Group companies utilise different available techniques.

Financial instruments are used solely for hedging purposes, to the exclusion of any speculative transactions. These risks are managed centrally in line with a coherent definition of hedging policies.

Positions are traded either on organised exchange markets or in over the counter markets with highly rated financial institutions.

The results of hedging operations are matched with the flows from the underlying object of the hedge.

However, certain operations not considered as coming under the conventional definition of hedging are treated as speculative and accounted for accordingly (recognition of unrealised losses in the "Income statement").

Management policy: interest rate and currency risks are monitored by Group treasury and managed jointly with all the subsidiaries concerned.

1.13.1 Currency risks

Currency risks arising from commercial transactions are analysed and managed as soon as they are identified. Probable risks are hedged by means of forward purchases and sales of foreign currencies and currency options, taking into account the probability of realisation of the risk, based on expected trends in exchange rates and the swap rate (premium/discount).

Currency risks arising from borrowings taken out by Group companies in currencies other than their functional currency are systematically hedged either by revenue streams in the same currency or by means of currency swaps.

As an exception to this principle, for certain clearly identified amounts and with the prior approval of the Executive Committee, the Group may retain its exposure to currency risks in order to secure a lower rate of interest.

1.13.2 Interest rate risks

Interest rate risks are managed separately in each currency using strategies that take account of the specific characteristics of the local financial market.

1.14 Marketable securities

Marketable securities are valued at the lower of cost or market value.

1.15 Consolidated statement of cash flows
Cash and cash equivalents include cash and marketable securities, after deduction of treasury shares held by the company.

1.16 Calculation of earnings per share
Earnings per share before dilution is calculated by dividing the net profit by the average number of shares outstanding throughout the year. The calculation follows the recommendations of the *Ordre des experts-comptables* N° 27. The average number of shares outstanding in the current year is calculated excluding own shares held by the Group and shares held in the framework of option plans. It is retroactively adjusted if shares are issued free of charge or at a price below the market price.

1.17 Preferred methods
The Group applies preferred methods defined in the *Comité de la réglementation comptable* 99-02 rules for:
–Pension cost;
–exchange differences in monetary assets and liabilities denominated in foreign currencies;
–emission cost and repayment premiums of bond issues;
–financial leases.

The character of the Group's transactions does not lead to transactions which are partly realised at the closing date.

2 Scope of consolidation

Acquisitions and disposals made in 2001, as well as net foreign currency variations (essentially the US dollar, Hungarian forint, Polish zloty, Pound Sterling, Argentine peso and Brazilian real) do not permit a direct comparison between the two years. Based on constant exchange rates and comparable consolidation scope, organic growth generated an increase of EUR 114 millions in sales (+8.5%) and EUR 5.2 millions in operating income (+5.9%).

2.1 Changes in the scope of consolidation
The main changes in the scope of consolidation between 2000 and 2001 are listed below.

2001 additions
Rolimpex (Poland): 24.45% owned, accounted by the equity method as from; 01.01.2001
Tovarna Mika-a-Spol (Czech Republic): 100% owned, fully consolidated as from; 01.04.2001
Mika-a-Spol (Slovakia): a subsidiary of Tovarna Mika-a-Spol, 100% owned, fully consolidared as from; 01.04.2001
Sofrada (France): 100% owned, fully consolidated as from; 01.04.2001
Janos Hoey (Australia): asset deal, fully consolidated as from; 01.07.2001
Agribusiness (Australia): 100% owned, fully consolidated as from; 01.07.2001
EBS Budapest Kft (Hungary): increase to 100% from 56.2% as from; 01.07.2001
Provimi Hellas (Greece): 100% owned, fully consolidated as from; 01.06.2001
Alimental (Argentina): increase to 96.1% from 85% on; 01.10.2001
Peter Hand (China/Vietnam): 51% owned, fully consolidated as from; 01.01.2002
Agrokomplex Nutrition (Bosnia): newly established 100% subsidiary fully consolidated as from; 01.01.2001
Nessebar (Bulgaria): an increase to 70% from 25% fully consolidated as from. 01.08.2001

2001 disposals
In 2001, the interest in Provimi Investment BV (the Netherlands) 51.59% was disposed of as per 01.01.2001

2001 liquidation
Vetinsa and Centro Ganadero in Spain have been liquidated.

Changes in consolidation method
In 2001, the scope of consolidation includes 103 companies (101 in 2000); 92 are integrated in the consolidation (91 in 2000) and 3 are accounted for by the equity method (1 in 2000).

2.2 List of consolidated companies on 31 December 2001

	Legal seat	Country	% voting rights	% interest
Norvite (Aberdyke Ltd)	Aberdeen	UK	100.00	100.00
Agrokomplex CS Rt	Zichyujfalu	Hungary	100.00	100.00
Agribusiness Pty Ltd	Macclesfield	Australia	100.00	100.00
Agribusiness Products Pty Ltd	Macclesfield	Australia	100.00	100.00
Agribusiness Unit Trust	Macclesfield	Australia	100.00	100.00
Agrokomplex Nutrition DOO	Gracanica	Bosnia	100.00	100.00
Akey	Fort Wayne	United States	100.00	100.00
Alimental SA	Santa Fe	Argentina	96.12	96.12
Alltec SA	Santiago	Chile	51.00	51.00
Bohemia Safari	Brniste	Czech Republic	100.00	100.00
Bonimex Bonda's Im/en Export BV	Rotterdam	Netherlands	100.00	100.00
Celtic Nutrition Animale SA	Crévin	France	100.00	100.00
Centralys SA	Élancourt	France	100.00	100.00
Dana Feed A/S	Horsens	Denmark	100.00	100.00
Dana Feed Italia Srl	Treviso	Italy	100.00	100.00
Dana Feed Norge A/S	Horsens	Denmark	100.00	100.00
Dana Feed Polska Sp Zoo	Zielona Gora	Poland	100.00	100.00
EBS Budapest KFT	Budapest	Hungary	100.00	100.00
Foray 496 Ltd	Lichfield	United Kingdom	100.00	100.00
Inversiones Provimi Chile Ltda	Santiago	Chile	100.00	100.00
Izóval SA	Lucens	Switzerland	100.00	95.50
Joosten Products BV	Weert	Netherlands	100.00	100.00
Lean Team Australia	Adelaide	Australia	100.00	100.00
Lean Team USA	Des Moines	United States	100.00	100.00
Markinskaya OOO	Rostovoblast	Russia	100.00	37.21
Mervo Holding BV	Doetinchem	Netherlands	100.00	100.00
Mervo Products Fabriek	Doetinchem	Netherlands	100.00	100.00
MGB BV	Rotterdam	Netherlands	100.00	100.00
Mika-a-Spol Slovensko sro	Bratislava	Slovakia	100.00	100.00
Mixrite (I) Ltd	Dublin	Ireland	100.00	100.00
Mixrite Manufacturing Ltd	Dublin	Ireland	100.00	100.00
N.V. Protector SA	Herselt	Belgium	100.00	100.00
Nanco Holding	Fort Wayne	United States	100.00	100.00
Nanco Inc	Fort Wayne	United States	100.00	100.00
Néolait SAS	Trégueux	France	100.00	100.00
Néolait Española SL	Barcelona	Spain	100.00	100.00
Nessebar Provimi AD	Nessebar	Bulgaria	70.00	70.00
Nutec Ltd	Lichfield	United Kingdom	100.00	100.00
Nutec Holdings Ltd	Lichfield	United Kingdom	100.00	100.00
Nutec Ireland Ltd	Dublin	Ireland	100.00	100.00
Nutec SA	Treize-Vents	France	100.00	100.00
Nutec Southern Africa Ltd	Bryanston	South Africa	50.00	50.00
Nutral Participacioes Portuguesa	Lisbon	Portugal	100.00	100.00
Nutral SA	Madrid	Spain	100.00	100.00
Nutritecnica Lda	Loyas	Portugal	70.00	70.00
Nutrition Transport Services Inc	Dayton	United States	100.00	100.00
Nutron Alimentos Ltda	São Paulo	Brazil	75.00	75.00
ProAqua Hellas SA (in liquidation)	Athens	Greece	100.00	100.00
ProAqua Nutrición SA	Palencia	Spain	100.00	100.00
Protector SA	Lucens	Switzerland	95.50	95.50
Provihold SA	Alverca	Portugal	100.00	100.00
Provimi (Gan Yu) Feed	Gan Yu	China	100.00	80.00

	Legal seat	Country	% voting rights	% interest
Provimi Australia Pty Ltd	Wagga Wagga	Australia	100.00	100.00
Provimi Azov ZAO	Azov	Russia	62.02	37.21
Provimi BV	Rotterdam	Netherlands	100.00	100.00
Provimi CZ sro	Prague	Czech Republic	100.00	100.00
Provimi France SA	Trappes	France	100.00	100.00
Provimi Hellas AE (in liquidation)	Athens	Greece	100.00	100.00
Provimi Holding Americas Inc.	Fort Wayne	United States	100.00	100.00
Provimi Holding BV	Rotterdam	Netherlands	100.00	100.00
Provimi Holding Danmark A/S	Horsens	Denmark	100.00	100.00
Provimi Holding Iberica SL	Madrid	Spain	100.00	100.00
Provimi Italia Srl	Cavriago	Italy	100.00	100.00
Provimi Jordan Ltd	Amman	Jordan	40.00	40.00
Provimi Ltd	Moscow	Russia	60.00	60.00
Provimi Polska Bialystok Sp Zoo	Bialystok	Poland	100.00	100.00
Provimi Polska Bieganow Sp Zoo	Cybinka	Poland	100.00	100.00
Provimi Polska Dobrzelin Sp Zoo	Dobrzelin	Poland	100.00	100.00
Provimi Polska Holding Sp Zoo	Osnowo	Poland	100.00	100.00
Provimi Polska Olsztynek Sp Zoo	Olsztynek	Poland	100.00	100.00
Provimi Polska Tworog Sp Zoo	Tworog	Poland	100.00	100.00
Provimi Portuguesa SA	Alverca	Portugal	100.00	100.00
Provimi SA	Trappes	France	100.00	100.00
Provimi Samara OOD	Samara	Russia	90.00	73.60
Provimi Sevlievo AD	Sevlievo	Bulgaria	66.00	66.00
Provimi Sitovo AD	Sitovo	Bulgaria	51.00	51.00
Provimi Viand AD	Pazerdjik	Bulgaria	55.14	55.14
Provimi Western Greece	Athens	Greece	100.00	100.00
SCA Iberica SA	Mequinenza	Spain	100.00	100.00
SCA Nutrition Ltd	Lichfield	United Kingdom	100.00	100.00
Sodial SA	St-Aignan-s/Rose	France	100.00	100.00
Sofrada SA	Bellou-sur-Huisne	France	100.00	100.00
Tetragon Chemie Limited	Bangalore	India	51.00	51.00
Top Number Feeds Ltd	County-Durham	United Kingdom	100.00	100.00
Tovarna na Krmiva Mika-a-Spol sro	Veseli nad Luznici	Czech Republic	100.00	100.00
Vetcare Alltech Private Limited	Bangalore	India	51.00	51.00
Vetem Portuguesa Ltda	Lisbon	Portugal	100.00	100.00
Vigortone	Cedar Rapids	United States	100.00	100.00
Vipromin 2000 srl	Salonta	Romania	100.00	100.00
Zootech SAS	Ploufragan	France	100.00	100.00
Proportional consolidation				
Cereplus	Paris	France	25.00	25.00
Eribins	Dublin	Ireland	25.00	25.00
Equity method consolidation				
Future Beef Technologies LLC	Englewood	United States	21.92	21.92
Provimi Zara AD	Stara Zagora	Bulgaria	25.00	25.00
Rolimpex SA	Warsaw	Poland	24.45	24.45

3 Goodwill

in EUR millions	Gross value	Amortisation	Net value 31.12.2001
At 1 January 2001	590.8	–	590.8
Adjustments arising on demerger	(11.4)	–	(11.4)
Acquisitions	23.4	(0.5)	22.9
Amortization for the year	–	(14.4)	(14.4)
Foreign exchange adjustments	3.2	–	3.2
Total	606.0	(14.5)	591.1

Amortisation for 2001 amounted to EUR 14.9 millions, versus EUR 17.1 millions in 2000. Goodwill was recalculated at 1 January 2001 the effective date of the demerger. The total goodwill based on the fair market value of the Provimi Group at that date is amortised in forty years starting 1 January 2001.

4 Intangible assets

in EUR millions	Gross value	Amortisation	Net value 31.12.2001
Trademarks	36.7	–	36.7
Concessions, patents, licenses	1.0	–	1.0
Other intangible assets	5.6	(2.5)	3.1
Total	43.3	(2.5)	40.8

The Group allocates initial goodwill to identifiable intangible items where applicable.
Values are then allocated on the basis of valuations reflecting the contributions to earnings of each brand and trademark, as well as customer recognition. The latter includes criteria such as market share, internationalisation and legal protection.

5 Property, plant and equipment

5.1. By nature

in EUR millions	Gross value	Depreciation	Net value 31.12.2001	(31.12.2000 pro forma unaudited
Land	9.2	–	9.2	8.8
Buildings	106.7	(27.0)	79.7	71.1
Industrial equipment and tools	181.1	(91.9)	89.2	84.2
Other fixed assets	41.2	(22.8)	18.4	18.9
Fixed assets under construction	10.6	–	10.6	9.3
Total	348.8	(141.7)	207.1	192.3

Major investments in 2001 were made in the Netherlands (R&D facilities), Denmark (R&D facilities, fish feed extruder), the Czech Republic (pet food extruder) and Chile (start of a new fish feed plant).

5.2 2001 variations

in EUR millions	2001
At 1 January	192.3
Acquisitions	5.7
Investments	37.2
Disposals	(5.7)
Depreciation	(25.5)
Foreign exchange adjustments	3.1
At 31 December	**207.1**

6 Investments accounted for by the equity method

Companies in EUR millions	Country	% Ownership	Group share in equity 31.12.2001	Group share in equity 31.12.2000 pro forma unaudited
Future Beef (1)	United States	21.92	0.0	
Rolimpex	Poland	24.45	4.4	–
Other			0.6	0.4
Total			**5.0**	**0.4**

(1) Future beef has filed for bankruptcy protection in the United States (Chapter 11) and the investment has been written off.

7 Non-consolidated investments

Companies in EUR millions	Country	% Ownership	31.12.2001	% Ownership	31.12.2000 pro forma unaudited
SanoGold	Germany	24.00	0.4		
Future Beef	United States	–	–	21.92	1.6
Provimi Iran	Iran	8.00	0.1	8.00	0.1
Provimi Valga (1)	Estonia	40.00	–	40.00	0.2
Bezenchuk	Russia	15.00	0.6	–	–
Other		–	0.6	–	0.3
Total			**1.7**		**2.2**

(1) In liquidation.

8 Other financial assets

in EUR millions	31.12.2001	31.12.2000 pro forma unaudited
Deposits and guarantees	2.0	–
Loans and advances	3.7	3.0
Total	5.7	3.0

9 Deferred taxes

2001/2000 variations can be analysed as follows:

in EUR millions	31.12.2001	31.12.2000 pro forma unaudited
Deferred tax assets	22.6	17.7
Deferred tax liabilities	(6.0)	(4.1)
Total	16.6	13.6

The deferred tax assets of EUR 22.6 millions essentially refer to the use of tax losses carried forward, mainly those in the United States, Belgium, France and the United Kingdom, taking into account the existing fiscal integration program.
The provision for deferred tax liabilities of EUR 6.0 millions mainly results from temporary differences on accelerated depreciation of tangible assets.
Deferred tax assets of EUR 5.3 millions have not been recognised in the financial statements, mainly relating to Hungary (EUR 3.7 millions).

10 Inventories and work-in-process

in EUR millions	Gross value	Write-downs	Net 31.12.2001	31.12.2000 pro forma unaudited
Raw materials	94.0	(7.0)	87.0	90.2
Work-in-process	2.1	–	2.1	1.9
Finished products	35.5	–	35.5	29.4
Total	131.6	(7.0)	124.6	121.5

11 Trade receivables

The allowance for losses amounts to EUR 16.5 millions as at 31 December 2001. Trade receivables are due within one year. In the receivables an amount of EUR 6.2 millions is included for receivables from related parties.

12 Other current assets

in EUR millions	31.12.2001	31.12.2000 pro forma unaudited
Other operating receivables	3.2	11.9
Other receivables	20.4	11.2
Prepaid taxes and social charges	25.0	27.6
Prepaid expenses	14.4	4.2
Deposits	3.5	1.4
Total	66.5	56.3

13 Changes in shareholders' equity-Group share

The table of changes in shareholders' equity is based on the opening equity of Provimi SA (formerly Société Financière Tronchet) prior to the effects of the demerger that took place retroactively with effect from 1 January 2001.

in EUR millions	Share capital	Paid-in surplus	Retained earnings	Foreign exchange adjustment	Net income	Total
At 1 January 2001	0.5	–	–	–	–	0.5
Demerger effect (1 January 2001)	25.6	473.5	–	–	–	499.1
Treasury shares	–	(0.1)	–	–	–	(0.1)
Dividends paid	–	–	(14.7)	–	–	(14.7)
Net income for the year	–	–	–	–	14.2	14.2
Cumulative translation adjustment	–	–	–	15.2	–	15.2
At 31 December 2001	26.1	473.4	(14.7)	15.2	14.2	514.2

At 31 December 2001, the share capital was divided into 26,094,369 ordinary shares with a nominal value of EUR 1.

In 2001, there were an average of 25,646,767 shares outstanding. Earnings per share are based directly on this figure, since the Group has no dilutive instruments the diluted EPS is not applicable.

In December 2001 the company sold in two tranches 321,660 shares on the market.

At 31 December 2001, 144,100 shares were held by the company and classified on the balance sheet as "Treasury shares".

As approved by shareholders in an Extraordinary Meeting, the Board granted senior managers stock options, giving the right to purchase existing Provimi shares, as follows:

Attributions in number of shares	144,100
Number of persons	73
Earliest exercise date	10 September, 2005
Unit price	EUR 17.15

14 Minority interests

in EUR millions	31.12.2001	31.12.2000 pro forma unaudited
At 1 January	20.3	15.0
Net income for the year	4.2	4.6
Dividends	(0.8)	(0.8)
Acquisitions, disposals and changes in consolidation method	(0.6)	2.1
Foreign exchange adjustments	(1.2)	(0.6)
At 31 December	21.9	20.3

15 Provisions for risks and charges

in EUR millions	31.12.2001	31.12.2000 pro forma unaudited
Retirement and assimilated benefits (note 15.1)	7.5	9.7
Restructuring costs (note 15.2)	1.1	
Other risks and charges	1.6	12.2
Total	10.2	21.9

15.1 Retirement benefits, termination benefits, medical care, life insurance and other assimilated benefits

Every company of the Group employing more than 20 people has been subject to an actuarial valuation for its obligation for the above benefits.
For 1 January 2001, a uniform actuarial framework (assumptions and methods) has been defined by the Group, with the support of external experts for these type of valuations.

The following table provides details on the financial position as of 31 December 2001

in EUR millions	Fair value of plan assets	Present value of the obligation	Financial position Surplus/(deficit)
Retirement benefits	18.6	24.1	(5.5)
Post employment medical care and life insurance	–	0.2	(0.2)
Other long-term benefits	–	1.8	(1.8)
Total	18.6	26.1	(7.5)

As a result of the demerger, the change to a defined contribution plan in Vigortone and SCA in the United States and the divestment of Centralvet as per 1 January 2001, the provision reduced by EUR 4 millions as per that date.
In accordance with the accounting policy for:
–retirement benefits;
–post employment medical care and life insurance; and
–termination benefits for the Italian companies;
the experienced gains and losses and the effects of changes in retirement benefits are not immediately recognised on the balance sheet. For these plans, the experienced gains and losses, outside a corridor of 10% are spread over the expected remaining average active life of existing employees and the plan changes over the vesting period.
The balance sheet allowance and the unrecognised items can be analysed as follows:

in EUR millions	Unrecognised experience Gains/(losses)	Unrecognised plan changes Gains/(losses)	Accrued allowances Assets/(liabilities)
Retirement benefits	0.6	–	(6.1)
Post employment medical care and life insurance	–		(0.2)
Other long-term benefits	–	–	(1.8)
Total	0.6	–	(8.1)

The accrued pension provision as at 31 December 2001 was EUR 8.1 millions, of which EUR 6.1 millions are related to retirement benefits.
The average annual actuarial rates used are the following:

	Retirement	Medical care
Discount rate	5.9%	11.0%
Future increase of salaries	3.7%	6.0%

They correspond to the average rates used to make each valuation, weighted by the present value of the obligations.

15.2 Restructuring costs

Restructuring costs provided for at 31 December 2001 amounted to EUR 1.1 million.
These restructuring costs in the United States are the result of the integration and rationalisation of Vigortone, SCA and Akey in the United States that formed the North American Nutrition Company (NANCO) on 1 January 2002.

15.3 Litigation in progress

- Provimi is suing PMAG for misrepresentation of certain contracts related to growing pigs in the acquisition of Vigortone in 1998 and has obtained a positive judgement in an US federal court. The case is in appeal.
- Vitamins pertaining to purchases from a cartel formed by Vitamin producers in the 1990s. The cartel was heavily fined by both the US and EU authorities. Provimi is pursuing claims for damages.
- Provimi is pursuing recovery of funds defrauded by a former employee in various civil proceedings and investigations.
- To the company's knowledge, there is no other event or litigation in progress likely to have a significant impact on the financial situation, on results, activity or assets of the company or Group.

16 - Financial borrowings

16.1 Main features

The Group's principal sources of funding are a syndicated loan of EUR 550 millions and bank credit:
–the Syndicated loan: is a three year committed facility by Société Générale, BNP-Paribas, Mediobanca and Unicredito. Draw downs can be made by several Group companies notably Provimi SA, France; Provimi Holding BV and Mervo, the Netherlands; Nutral, Spain and Laboratoires Néolait, France. The facility expires on 30 June 2004. Drawings are made on a monthly roll-over basis.
As at 31 December 2001 EUR 485.0 millions were drawn.
–bank credit: the balance of the Group's funding requirement is met by bank borrowings. These include short-term loans in various Group companies notably Poland, Argentina, Greece, the Czech Republic, Chile, the Netherlands and Hungary, short-term cash adjustments, local overdraft facilities, notably in countries having maintained exchange controls (Poland, Bulgaria etc). Outstanding as of 31 December 2001 is EUR 48.6 millions.

16.2 Schedule of financial debt

In EUR millions	Syndicated loan	Other borrowings	Total 31.12.2001	31.12.2000 pro forma unaudited
Less than 1 year	–	40.0	40.0	
One to 5 years	485.0	3.4	488.4	
More than 5 years		5.2	5.2	
Total	485.0	48.6	533.6	491.0

(1) For the position at 1 January 2001 a demerger between short and long term is not possible because Provimi's finances were integrated in the Eridania Béghin-Say group financing structure as of 31 December 2000.

The drawings on the syndicated loan are all in euros against a variable (Euribor plus 0.9) rate.

16.3 Repayments and new borrowing

in EUR millions	schedule of drawdowns of the Syndicated loan				
Date	Description	Amount	Date	Description	Amount
02.07.2001	Initial draw	490.0	06.08.2001	Repayment 1	20.0
16.07.2001	Second draw	25.0	13.09.2001	Repayment 2	5.0
27.09.2001	Third draw	25.0	15.10.2001	Repayment 3	15.0
			15.11.2001	Repayment 4	5.0
			17.12.2001	Repayment 5	5.0
			28.12.2001	Repayment 6	5.0
Total		540.0			55.0

16.4 Net indebtedness

in EUR millions	31.12.2001
Financial borrowings	494.7
Other long-term financial assets	(2.1)
Short-term financial liabilities	38.9
Cash and cash equivalents	(59.6)
Total	471.9

• Net financial expense

Net financial expense, which amounted to EUR 43.1 millions (in 2000: EUR 31.7 millions), corresponds primarily to interest expense of EUR 35.0 millions on financial borrowings as described in note 16.1, and also includes cash (each payment) discounts mainly United States, Hungary and Denmark and exchange losses, especially for the Brazilian, Hungarian and Romanian subsidiaries.

• Sensitivity to interest rate movements

The interest expense of the largest part of the borrowing are variable rates between spot and three month interbank offered rates plus a margin. On the basis of net indebtedness as of 31 December 2000 and of the breakdown between fixed rate and floating rate debt a 1% generalised variation of interest rates in the Group's principal currencies of indebtedness would have an impact of EUR 5 millions on net financial expense. Such estimation does not take into account the purchase of interest rate caps which can contribute to reducing significantly the impact of interest rate hikes

• Financial instruments

The company currently does not utilise any other financial instruments than foreign exchange swaps.

17 Other liabilities

in EUR millions	31.12.2001	31.12.2000 pro forma unaudited
Other operating payables	23.2	21.2
Accrued vacation, salaries and wages	17.0	15.0
Social security and taxes payable	23.9	18.8
Total	**64.1**	**55.0**

18 Analysis of net sales and operating profit

18.1 By geographical area

in EUR millions	USA	France	Other EU countries	Central and Eastern Europe	Rest of the world	Total
2001						
Sales	260.1	147.6	467.1	436.5	189.3	1,500.6
Operating profit	20.6	16.4	9.2	38.1	11.1	95.4
2000 Pro forma unaudited						
Sales	245.9	137.4	457.0	335.0	172.0	1,347.3
Operating profit	17.8	11.2	24.3	24.5	9.8	87.6

18.2 Other operating revenues

in EUR millions	31.12.2001	31.12.2000 pro forma unaudited
Depreciation of operating subsidies	0.2	–
Other revenues	–	0.4
Total	**0.2**	**0.4**

(19) Research and Development expenditures

In 2001, EUR 3 millions of central research, product development and co-ordination costs were charged through the income statement.
It is estimated that a total of EUR 15 millions was spent on research, product development and technical support throughout the Group in 2001.

(20) Exceptional items

in EUR millions	31.12.2001	31.12.2000 pro forma unaudited
Vitamin claim income	10.8	–
Sale of treasury shares	5.6	–
Demerger costs	(7.8)	–
Restructuring	(6.1)	–
Capital gains (losses) on sale of asset	(2.1)	1.6
Employee profit sharing	(1.0)	(0.8)
Provision for Future Beef	(1.4)	–
Other revenues (expenses)–net	(1.6)	(2.7)
Total	(3.6)	(1.9)

Claim income has been booked related to action being taken in the United States against Vitamin suppliers: cash proceeds were received in 2001 and the remaining amount will be settled in 2002.
The restructuring programmes relate primarily to expenses for the closure of three Vigortone plants and the reorganisation of the US operations.
Losses on sale of assets primarily reflect results on disposals of buildings and machinery and equipment related to plant closures in the Netherlands and Ireland.
Demerger related costs are principally for fees for the setting up of the syndicated loan (EUR 4.7 Millions), and legal and tax fees related to the demerger process.

21 Corporate income taxes

21.1 Income taxes analysis

in EUR millions	31.12.2001	31.12.2000 pro forma unaudited
Current taxes	(15.4)	(15.0)
Deferred taxes	(0.3)	(2.6)
Total	(15.7)	(17.6)

The income tax charge (including deferred taxes) in France includes the French extraordinary tax surcharge instituted in 1995 and the new "social contribution" of 3.3% instituted on 1 January 2000.

Important deferred tax assets are booked in Provimi SA, France (EUR 3.4 Millions), Protector SA/NV, Belgium (EUR 4.3 Millions), Vigortone, USA (EUR 6.9 Millions) and Poland (EUR 1.3 Millions).

21.2 Effective tax rate analysis (in %)

The effective tax rate in 2001 pre goodwill was 32.1% (32.6% in 2000), analysed as follows:

in %	31.12.2001	31.12.2000 pro forma unaudited
Legal tax rate in France	36.4	36.4
Effect of lower tax rates in foreign countries	(5.5)	(4.3)
Utilisation of tax losses carried forwards	2.6	
Adjustments prior periods	0.4	
Other	(1.8)	0.5
Effective tax rate (%)	32.1	32.6

22 Income from companies consolidated for by the equity method

Income from companies accounted for by the equity method totalled EUR 0.3 million and stemmed largely from Rolimpex, Poland (EUR 0 million in 2000).

23 Commitments and contingent liabilities (note 26)

in EUR millions	2001
Guarantees given	47,4
Commodity contracts commitments	57,4
Operating lease agreements	14,8
Option given to the acquirer of Centralvet to re-sell the plant to Provimi	5.5
Tax risks (of which related to tax representation of Mondedison in France EUR 45 millions. See also note 26)	57.0
Commitments to repurchase minority shareholder stakes	18.4
Other commitments	23.9

As a result of the demerger agreement Provimi is jointly liable for all former Eridania Béghin-Say liabilities which can not be attributed directly to Provimi, Cereol, Cerestar or Béghin-Say. Management is not aware of any current or latent liabilities in this respect, which have not been already reflected in the financial statements. Eridania Béghin-Say sold Ducros and its subsidiaries to the McCormick group during 2000. The sale agreement contained a price revision clause that has since been invoked by McCormick in its notification to Eridania Béghin-Say, whose Cereol subsidiary, which acquired the Group's food oils business, has taken over this commitment. Furthermore, McCormick has also lodged an objection against Béghin-Say, Cereol, Cerestar and Provimi, the four new companies created pursuant to the demerger of Eridania Béghin-Say. Under the demerger agreement, Cereol took over a USD 164 millions loan obtained *via* a private placement with US investors. Some lenders have also lodged an objection against the four new companies created pursuant to the demerger of Eridania Béghin-Say. Cereol repaid the loan in late 2001.

24 Employment

24.1 Staff level by category

	31.12.2001	31.12.2000 pro forma unaudited
Senior management	34	63
Other managers	1,099	1,120
Office staff/supervisors	2,415	2,120
Plant workers	2,826	2,638
Total	6,374	5,941

The 2001/2000 increase in staff levels primarily reflects acquisitions and internal growth particularly in Central and Eastern Europe and Brazil. In the United States and the Netherlands reorganisations led to a reduction in employees.

24.2 Remuneration of the Board of Directors

in EUR millions	2001
Board of Directors	1.6

The remuneration of the Board of Directors includes all amounts paid directly or indirectly by the Provimi Group.
The Extraordinary Shareholders' Meeting of 30 June 2001 approved a stock option plan and 144,100 stock options were awarded to certain senior managers during the Board Meeting of 10 September 2001. No options were exercised during the year.

25 Segment information by geography

in EUR millions	United States	France	Other EU countries	Central and Eastern Europe	Rest of the world	Total
2001						
Net sales	267.4	159.1	545.1	550.9	189.7	1,712.2
Intra-group sales	(7.3)	(11.5)	(78.0)	(114.4)	(0.4)	(211.6)
Third party net sales	260.1	147.6	467.1	436.5	189.3	1,500.6
Operating income	20.6	16.4	9.2	38.1	11.1	95.4
Operating income/net sales (%)	7.9	11.1	2.0	8.7	5.9	6.4
Property, plant and equipment	30.3	20.1	74.6	55.2	26.9	207.1
Capital expenditure	1.7	3.5	17.4	7.7	6.9	37.2
Goodwill	115.6	60.8	151.4	197.9	65.4	591.1
Staff level (persons)	570	687	1,248	2,535	1,334	6,374
2000 Pro forma unaudited						
Net sales						
Intra-group sales	Not available in pro forma format					
Third party net sales	245.9	137.4	457.0	335.0	172.0	1,347.3
Operating income	17.8	11.2	24.3	24.5	9.8	87.6
Operating income/net sales (%)	7.2	8.2	5.3	7.3	5.7	6.5
Property, plant and equipment	33.5	18.8	71.2	47.8	21.0	192.3
Capital expenditure	1.7	4.5	14.4	4.2	5.7	30.5
Goodwill	115.5	60.8	151.3	197.8	65.4	590.8
Staff level (persons)	587.0	646.0	1,317.0	2,265.0	1,126.0	5,941.0

26 Subsequent events

After 1 January 2002, Provimi concluded the purchase of 51% of Peter Hand a company producing premixes and concentrates located in China (Nanning, Chongqing) and Vietnam (Hanoi, Ho Chi Min-Ville). It also took 100% control of SanoGold a premix producer in Aalen, Germany and it acquired the assets of Comptoir de Gives a mineral block producer in Huy/Ben-Ahin, Belgium.
In March 2002, the company's credit rating was changed by Standard & Poors from BBB– to BB+.
Early in April approval of the fiscal authorities was obtained to transfer the tax representation for Montedison in France (EUR 45 millions) to a company outside the Provimi Group.

27 Company in which the financial statements of the Group are consolidated

The Provimi Group is consolidated into Montedison, Milan, Italy that holds 53.7% of the Provimi shares.

Auditors' report

on the consolidated financial statements

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of PROVIMI SA for the year ended 31 December 2001.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31 December 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also performed the procedures required by law on the financial information given in the report of the Board of Directors on the Group. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, 14 March 2002

The Statutory Auditors

GRAMET NAHUM & ASSOCIES — DELOITTE TOUCHE TOHMATSU

William NAHUM — Alan GLEN — Dominique EVRARD

Free translation of French original for information purposes.

Parent company management report and statutory accounts 2001

Provimi SA Management report

Company situation and activity

Until June 30, 2001, Provimi S.A. was an inactive subsidiary of Eridania Béghin-Say, which held all of the 465,760 shares making up its capital stock. At that date, within the context of the demerger of Eridania Béghin-Say, the Group's entire Animal Nutrition division was transferred to Provimi S.A.

To remunerate this contribution, Provimi S.A.'s capital stock was increased by 25,628,609 euros through the issuance of 25,628,609 shares with a par value of 1 euro per share. The new shares were granted to the stockholders of Eridania Béghin-Say and to holders of investment certificates and voting rights certificates, in the following proportions: 1 Provimi share for one EBS share, 19 Provimi shares for 20 EBS investment certificates, and 1 Provimi share for 20 EBS voting rights certificates. After the admission to trading of the 26,094,369 shares making up the new capital stock on the Premier Marché of the Euronext Paris stock exchange, the first quotation for Provimi shares appeared on July 2, 2001.

Provimi S.A. is the final holding company of Provimi Group. It is engaged in no industrial activity and has no employees.

Financial statements

Provimi's sales for the financial year 2001 amounted to EUR 6.8 millions (1). This is made up of logo fees from affiliates and, in addition, expensesn of Eridania Béghin-Say for the first half of 2001 reinvoiced to other Group companies.

Operating income amounted to EUR 6.6 millions (2). This is principally made up intercompany transactions.

Net financial income was EUR 323.5 millions (3). Financial income consists primarily of the reinbursement of share premium of Provimi Holding BV of EUR 320 millions.

As a result, pre-tax income from continuing operations amounted to EUR 330.1 millions.

After taking into account non-recurring income of EUR 2.3 millions, net taxable income amounted to EUR 332.4 millions.

Capital stock and shareholders

Shareholder structure

At January 31, 2002, the Montedison Group held 14,002,260 shares in Provimi S.A., representing 53.66% of the capital stock and 53.96% of the voting rights. Apart from Montedison, no natural person or legal entity, individually or jointly, has informed the company, in accordance with article 11 of the statutes, that they hold, directly or indirectly, shares amounting to 2% or more of the company's capital stock or voting rights.

Identifiable bearer shares

The company may, at any time, as provided for by the law and by its own by-laws, request the following of the securities clearing organisation:

- The names or company names, addresses and nationalities of stockholders
- The number of shares held by each of them
- If applicable, any restrictions that may be applied to these shares

An analysis of the identities of holders of bearer shares was conducted, at the request of the company, on September 28, 2001.

Treasury shares

Share buy-back programme

The annual meeting of stockholders of June 30, 2001 (ninth resolution), after having considered the report of the Board of Directors and the prospectus approved by the French Commission des Opérations de Bourse (visa no. 01-902, dated July 2, 2001), conferred authority on the Board of Directors, in accordance with Article L. 225-209 of the French Commercial Code, to buy, sell or otherwise transfer the company's shares, up to a maximum limit of 5% of the capital stock, for a period of 18 months. The total amount that the company may devote to purchasing its own stock is 36,532,104 euros, with a maximum purchase price of 28 euros per share and a minimum sale price of nine euros per share.

These stock purchases are authorised for the purpose of carrying out any allocations of shares provided for by law, and in particular:

1. to regulate the price of the company's stock by intervening systematically counter to the market's price trend
2. to buy and sell shares according to market conditions
3. to grant shares to the employees or officers of the company within the framework of any employee incentive plan, stock option plan or employee savings plan
4. to use the shares in exchange for shares acquired in another company or in the event of an issue of securities giving access to the company's capital stock
5. to cancel the repurchased shares, in order to maximise earnings per share

The annual meeting also conferred authority on the Board of Directors, for a period of five years, to reduce the capital stock on one or more occasions, up to a maximum amount of 5% of the capital stock per 24-month period, by cancelling treasury shares acquired as part of the share buy-back programmes.

As of the date of the annual meeting convened to approve the 2001 financial statements, the Board of Directors had not availed itself of the preceding authorisations.

Sale of a portion of the shares transferred by Eridania Béghin-Say to Provimi S.A.

The annual meeting of June 30, 2001 (third resolution) took note of the fact that, as a result of the demerger of Eridania Béghin-Say, Provimi S.A. held 465,760 shares of its own stock and decided to retain said shares in accordance with the provisions of Article L. 225-213 of the French Commercial Code. During the last financial year, the company sold a portion of these shares.

Two blocks of 100,000 shares each were sold over-the-counter on December 7, 2001, at the market price of EUR 18. A block of 121,660 shares was sold over-the-counter on December 10, 2001, at the market price of EUR 20.10. The sale of these shares enabled the company to book a capital gain of EUR 5.6 million for 2001.

Acquisitions and sales of equity stakes in other companies

The main asset contributed by Eridania Béghin-Say to Provimi S.A. consists of shares in the Dutch holding company Provimi Holding B.V. (a wholly-owned subsidiary), which holds a controlling interest in most of the Group's operating companies around the world. Provimi S.A., however, directly holds all the capital stock of Néolait, which controls – either itself or through its subsidiaries – the Group's industrial activities in France.

In a joint operation with the three other companies formed as a result of the Eridania Béghin-Say demerger (Béghin-Say, Cereol and Cerestar), Provimi S.A. has acquired a 25% equity stake in two service companies. The other three firms acquired the same percentage, and the four companies thereby share pooled services and continue to benefit from economies of scale. Céréplus S.A.S. mainly provides services in the fields of information technology and the management of industrial risk and insurance programmes. Erebins, which is registered in Ireland, is a captive reinsurance company.

During second-half 2001, Provimi S.A. sold all of the shares of Nutrition Animale France to its subsidiary Codislait (which changed its name to Néolait), which subsequently absorbed the acquired company. Before the demerger, NAF had been a holding-company subsidiary of Eridania Béghin-Say for the shares of its animal nutrition activities. At the date of the demerger, NAF's assets consisted primarily of financial claims on Provimi S.A. arising from the shareholders' current account between the two companies.

Bond issues

The annual meeting of June 30, 2001, conferred authority on the Board of Directors, for a period of 5 years and on one or more occasions, to issue, in France or abroad, subordinated or other bonds for a fixed or indefinite term, or bond subscription warrants, in euros or foreign currencies, with the possible combination of bonds and subscription warrants of the same type, up to a maximum face value of 300,000,000 euros.
As of the date of the annual meeting convened to approve the 2001 financial statements, the Board of Directors had not availed itself of this authorisation.

Specialised committees of the Board of Directors

The specialised committees are advisory bodies; they have no decision-making powers of their own. They report on their activities to the Board of Directors and make recommendations on matters falling within their areas of authority. The Board of Directors meeting of July 2, 2001, decided to form three committees:

The Strategic Committee

This committee consists of three members selected by the Board of Directors. The committee chairperson is appointed by the Board, and it meets at least once a year. Its functions and responsibilities are:

- to examine corporate strategy(ies) that might be implemented by management, notably in terms of acquisitions or discontinuance of business activities
- to review the annual budget, the medium-term plan (for a moving four-year period) and the technical investment budget
- to consult any person in the Group who may be qualified in matters of interest to corporate strategy

The Selection and Remuneration Committee

This committee consists of three members selected by the Board of Directors. The committee chairperson is appointed by the Board, and it meets at least once a year. Its functions and responsibilities are to examine the membership of the Board of Directors in order to ensure a balanced and progressive composition and to suggest candidates for the positions of company officers.
Concerning remuneration, it makes proposals to the Board concerning the amounts and changes in the compensation and stock options granted to company officers, to directors having executive responsibilities and, in general, the compensation and stock options of the Board and the Executive Committee.

The Audit Committee

This committee consists of three members selected by the Board of Directors. The committee chairperson is appointed by the Board, and it meets three to four times a year. Its functions and responsibilities are:

- to ensure the continuity and validity of the accounting methods adopted for the parent company and consolidated financial statements
- to verify internal procedures for collecting and checking information
- to examine the internal and external management control systems
- to examine the budget

It may, without the presence of corporate officers and directors who take an active role in the company, meet with members of the company's financial and internal audit departments and its statutory auditors.

Balance sheet

Assets

in EUR thousands	31.12.2001 Gross	31.12.2001 Amortization Provisions	31.12.2001 Net	31.12.2000 Net
Intangible assets				
Other intangible assets	0	0	0	0
Total	**0**	**0**	**0**	**0**
Tangible assets				
Buildings	0	0	0	0
Plants and equipment	0	0	0	0
Other tangible assets	0	0	0	0
Assets in construction	0	0	0	
Total	**0**	**0**	**0**	**0**
Financial assets				
Equity investments	917,707		917,707	0
Loans to affiliates	346,781		346,781	0
Deposits	1,000		1,000	0
Total	**1,265,488**	**0**	**1,265,488**	**0**
Fixed assets	**1,265,488**	**0**	**1,265,488**	**0**
Inventories	**0**	**0**	**0**	**0**
Receivables				
Trade receivables and related accounts	12,203		12,203	0
Receivables from suppliers	15		15	
Corporate income tax	2,016		2,016	
Vat receivable	1,007		1,007	
Other receivables	4,317	2,211	2,106	
Cash and cash equivalents	1,630		1,630	586
Current assets	**21,188**	**2,211**	**18,977**	**586**
Currency translations adjustments	**5,921**		**5,921**	**0**
Total assets	**1,292,597**	**2,211**	**1,290,386**	**586**

Liabilities

in EUR thousands	31.12.2001	31.12.2000
Shareholders' equity		
Share Capital	26,094	444
Share premium	459,510	1
Legal Reserves	236	258
Retained earnings	(124)	(135)
Income for the year	332,391	11
Shareholder's equity	**818,107**	**579**
Provisions for risks and charges	8,388	
Provisions for risks and charges	**8,388**	
Debt		
Long-term Bank Loans	370,000	
Short-term loans and accrued interest	1,488	
Borrowings from affiliates:		
Affiliated companies (Long-term)	10,569	
Affiliated companies (Short-term)	66,653	
Supplier payables and related accounts	2,481	2
Income and social security taxes		
Income tax on earnings		4
Other tax and social security debt	3	
Other Accrued Payables	12,697	1
Debt	**463,891**	**7**
Currency translation adjustment		
Total liabilities	1,290,386	586

Income statement

in EUR thousands	January 1st 31.12.2001	31.12.2000
Operating income		
Production of goods & services sold	4,127	0
Logo royalties	2,627	
Net sales	**6,754**	**0**
Other income	4,314	0
Transfers of charges	1,116	0
Total operating income	**12,184**	**0**
Operating expenses		
External expenses	3,065	4
Tax and VAT	(98)	
Personnel expenses	2,476	
Other expenses	147	
Total operating expenses	**5,590**	**4**
Operating income	**6,594**	**(4)**
Financial income	**323,497**	**22**
Pre-tax income	**330,091**	**18**
Exceptional income	**12,658**	**0**
Exceptional expenses	**10,358**	**0**
Exceptional items (net)	**2,300**	**0**
Tax on earnings		**7**
Net income for the year	**332,391**	**11**

1 Significant events for the year

The Société Financière Tronchet received the animal nutrition business segment from Eridania Beghin-Say on June 30, 2001, effective retroactively to January 1, 2001, for a net asset value of EUR 485.1 millions. At this time, it changed its name to become PROVIMI SA

2 Accounting rules and principles

a) Closing date

The financial statements were prepared on the closing date of December 31, 2001.

b) General Principles Applied

The statements were prepared in accordance with French GAAP including the following basic assumptions:
–continuity of operations;
–permanence of accounting methods from one year to the next;
–independence of fiscal year, and in accordance with the accounting principles, standards and methods defined by the 1999 general accounting plan in accordance with regulation CRC 99-03.
The historic cost method was used to value the elements recorded in the accounts.

c) Financial assets

Investment securities and other long-term securities are recorded at acquisition cost. Acquisition costs that do not represent a market value are excluded and are recorded as expenses.
Investment securities and long-term securities are valued based on the cost of acquisition, i.e. the values at which they were contributed.
Long-term financial assets include loans to affiliates.

d) Trade receivables

Receivables are recorded at their face value.

e) Financial instruments

The company makes some currency loans in order to finance its subsidiaries. These transactions are financed through currency borrowings, or through swaps. As a result, the currency risk carried by the company is close to zero.
Management policy: Currency risks are managed by central treasury group.

f) Conversion of debt and receivables into foreign currencies

Debts and receivables are converted into euros as follows:

- conversion of all debt and receivables denominated in currencies at the rates in effect on December 31
- variances from the original values are recorded in the asset or liability adjustment accounts (unrealised loss accounts),
- a provision for currency risk is established for underlying losses.

③ Fixed Assets

in thousands of euros	31.12.2000	Increases	Decreases	31.12.2001
Long-term financial assets				
Equity interests	–	1,363,060	445,353	917,707
Receivables from equity interests	–	611,421	264,640	346,781
Deposits and sureties	–	1,000	–	1,000
Total Gross Value	–	1,975,481	709,993	1,265,488
Provisions	–	–	–	–
Total Net Value		1,975,481	709,993	1,265,488

Table of subsidiaries and equity interests

in millions of euros			Book value of securities held		
Subsidiary	Capital	Share of capital held (%)	Gross	Net	Profit or loss from prev. year
Laboratoires Neolait	30.2	100%	65.5	65.5	14.3
Provimi Holding BV	323.8	100%	850.5	850.5	119.2
Cereplus	0.1	25%	0.1	0.1	0.2
Eribins	6.0	25%	1.5	1.5	0.5
Other			0.1	0.1	
Total			917.7	917.7	

④ Maturities for current assets

in thousands of euros	Gross	Less than 1 year	More than 1 year
Operating receivables	12,203	12,203	–
Other receivables	7,355	7,355	–
Total	19,558	19,558	–

⑤ Adjustment accounts

This item consists only of the positive currency translation differential resulting from underlying losses on loans to subsidiaries, borrowings and current swap transactions. A provision for an underlying currency loss was funded in an identical amount.

⑥ Change in shareholders' equity

in thousands of euros	31.12.2000	Increase	Deccrease	31.12.2001
Capital stock	443.80	25,650.60		26,094.40
Legal reserve	258.10		(22.00)	236.10
Contribution premium	0.7	459,508.90		459,509.60
Retained earnings	(135.20)	11.60		(123.60)
Income for the period	11.60	332,391.30	(11.60)	332,391.30
Shareholders' equity at year end	**579.00**	**817,562.40**	**(33.60)**	**818,107.80**

⑦ Structure of the company's capital

in EUR millions	Number of shares	Par value	Total
At beginning of year (in FRF)	29,110	100.00	2,911,000
At beginning of year (in EUR)	29,110	15.24	443,779
Capital increase (conversion of capital into euros and reduction of par value)			21,981
After capital increase increase and reduction in par value	465,760	1	465,760
Capital increase (share issue in consideration for contribution)	25,628,609	1	25,628,609
At year end	**26,094,369**	**1**	**26,094,369**

On March 30, 2001, the Extraordinary Shareholders' Meeting approved the conversion of the capital stock into euros, a capital increase by capitalizing reserves related to rounding off the par value to 16 euros, and the 16 for 1 split in the stock. As of this date, the capital stock consists of 465,760 shares with a par value of 1 euro.

On June 30, 2001, Provimi S.A. received, effective retroactively to January 1, 2001, the entire "Animal Nutrition" branch of Eridiania Béghin-Say. In consideration for this contribution, its capital stock was increased by 25,628,609 million euros through the issue of 25,628,609 shares with a par value of 1 euro.

Therefore, as of this date, the capital stock is composed of 26,094,369 shares with a par value of 1 euro.

The market valuation of the 144,100 treasury shares held by the company (valued at the last known trading price, which was 21.32 euros at December 28, 2001), is 3,072,212 euros.

(8) Statement of provisions

in thousands of euros	31.12.2000	Allocations for the year	Write-backs for the year	[illegible]
Regulated provisions	–	–	–	–
Provisions for risks and charges	–	8,388	–	8,388
Provisions for depreciation of financial long-term assets	–	–	–	–
Provisions for depreciation depreciation of trade and other receivables	–	2,211	–	2,211
Provisions for depreciation of investment securities	–	–	–	–
Total	–	**10,599**	–	**10,599**
Operating provisions	–	–	–	–
Financial provisions	–	8,388	–	8,388
Extraordinary provisions	–	2,211	–	2,211
Annual Flat Rate Tax	–	–	–	–

The provisions for risks and charges primarily record a provision for currency risk.

(9) Debt maturities at year end

in EUR millions	Total	- 1 year	1 to 5 years	+5 years
Financial debt	448,710	68,850	370,000	9,860
Credit institutions	371,488	1,488	370,000	–
Affiliated companies (LT)	10,569	709	–	9,860
Affiliated companies (CT)	66,653	66,653	–	–
Operating debt	17,648	17,648	–	–
Affiliated companies	9,381	9,381	–	–
Other debt	8,267	8,267	–	–

The debt contracted by the company is as follows:

- Syndicated issue in the amount of 550 million euros, and remunerated at the Euribor rate + 0.9.

At December 31, 2001, the issue totaled 370 millions euros.

- Loan from Nutec for the amount of 6 million pounds sterling, which was 9.9 million euros as of December 31, 2001, remunerated at the rate of 4.7475%.

(10) Details of accounts related to affiliated companies

in millions of euros	Amount	in millions of euross	Amount
Assets		**Liabilities**	
Operating receivables	1,264.5	Financial debt	77.3
Operating receivables	12.2	Operating debt	9.3
Other receivables	2.5	Other debt	
Total	**1,279.2**	**Total**	**86.6**
Expenses		Income	
Operating expenses	7.1	Operating income	6.8
Financial expenses	13.2	Financial income	372.0
Total	**20.3**	**Total**	**378.8**

(11) Breakdown of sales revenues

Sales revenues for Provimi S.A. consists of invoices for services rendered to its subsidiaries and use of the logo.

in thousands of euros	2001	2000
Management fees	4,026	N/A
Logo fees	2,627	N/A
Other invoices	101	N/A
Total	6,754	

(12) Financial income

Financial income consists primarily of the reimbursement for the contribution of Provimi Holding BV, i.e. 320 million euros

13 Exceptional Income

in EUR thousands			2001
Exceptional income on disposals of securities			
	Income	**Expenses**	**Result**
PSA	6,045	419	5,626
NAF	444,906	437,174	7,732
Other	7,060	7,760	(700)
	458,011	**445,353**	**12,658**
Other exceptional expenses			(490)
Charges related to demerger			(7,658)
Write-down of Cereol receivable			(2,210)
			(10,358)
Total Exceptional Income			**2,300**

14 Taxes

The tax deficit is EUR 13,4 millions, which can be carried forward until 31/12/2006. The company has not recorded deferred taxes.

15 Other information

a) Off-Balance Sheet Commitments

Provimi SA is jointly and severally responsible with Celtic Investissement, Laboratoire Neolait, Provimi Holding BV, and Nutral for the repayment of the Syndicated Loan up to an amount of EUR 550 millions. The company's other off-balance sheet commitments are not significant.

b) Directors' fees paid to directors of Provimi SA

Director's fees in the amount of EUR 84,790 were paid to these persons for their duties in 2001.

c) Compensation of management

Executive officers received compensation totaling EUR 1.6 million for fiscal year 2001 from Group companies.

d) Identity of the consolidating company

The company's accounts are consolidated by Montedison S.p.A., with headquarters in Milan, Italy.

Auditors' report

on the financial statements

In accordance with our appointment as auditors by your Annual General Meeting, we hereby report to you for the year ended 31 December 2001 on:

– the audit of the accompanying financial statements of PROVIMI SA, established in euros,
– the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1 – Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at 31 December 2001, and the results of its operations for the year then ended in accordance with French accounting regulations.

2 – Specific procedures and disclosures

We have also performed other procedures as required by law in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures as to the acquisition of participating, cross shareholdings and controlling interests and to the percentage interests and votes held by shareholders.

Paris and Neuilly-sur-Seine, 14 March 2002

The Statutory Auditors

GRAMET NAHUM & ASSOCIÉS	DELOITTE TOUCHE TOHMATSU	
William NAHUM	Alan GLEN	Dominique EVRARD

Free translation of French original for information purposes.

Auditors' special report

on agreements involving directors of the company

Year-ended 31 December 2001

In accordance with our appointment as auditors of your Company, we report on the agreements involving directors of the Company for the year ended 31 December 2001.

Pursuant to article L.225-40 of the Commercial Code, we have been informed of the agreements which have been subject to prior authorisation by the Board of Directors.

The terms of our engagement do not require us to identify any other such agreements but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their utility or appropriateness. It is your responsibility, pursuant to article 92 of the decree of 23 March 1967, to assess the utility of these agreements for the purpose of approving them.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we agree the information provided to us with relevant source documentation.

The agreements concluded and subjected to prior authorisation are as follows:

1. Tax representation - contract of guarantee

Director concerned: Guido Angiolini

Parties concerned are Provimi SA and Montedison SpA. Montedison is the majority shareholder of Provimi SA and holds voting rights in excess of 5%.

The purpose of the agreement is for Provimi SA to be a tax representative of Montedison in France.

Agreement signed on 6 February 2002 with retroactive effort from 24 July 2001.

Authorised by the Board of Director on 6 February 2002.

2. Agreement related to financial debt of Eridania Béghin-Say

Directors concerned: Enrico Bondi, Stefano Meloni, Angelo Triulzi

The parties concerned are Provimi SA, Cereol SA, Cerestar SA and Béghin-Say SA.

The purpose of the agreement, concluded in accordance with article 6.1.1 of the demerger agreement relates the way many in which the financial debt contracted by Eridania Béghin-Say SA between 1 January 2001 and 30 June 2001 be shared between and reimbursed by the companies resulting from the demerger.

Agreement signed on 28 June 2001.

Authorised by the Board of Directors on 2 July 2001.

3. Syndicated Revolving Facility

Director concerned: Willem Troost

The parties concerned are Provimi SA and Celtic Investissements, Laboratoires Néolait, Provimi Holding BV and Nutral as well as a banking consortium led by BNP-Paribas.

The purpose of the agreement is a banking facility for a maximum amount of EUR 550,000,000 accompanied by joint and several guarantees to repay issued by the companies concerned.

Agreement signed on 27 June 2001.

Authorised by the Board of Directors on 25 June 2001.

Paris and Neuilly-sur-Seine, 14 March 2002

The Statutory Auditors

GRAMET NAHUM & ASSOCIÉS	DELOITTE TOUCHE TOHMATSU	
William NAHUM	Alain GLEN	Dominique EVRARD

Free translation of French original for information purposes.

Resolutions

to be presented to the annual shareholders' meeting

Background to resolutions

Appropriaton of earnings

The profit for the year was 332,391,302.46 EUR.

After allocating 2,373,298.46 EUR to the legal reserve so that it equals 10% of the capital stock, and prior retained earnings of -123,632,33 EUR, the total remaining to be appropriated is 329,894,371.67 EUR.

We are proposing the following appropriation

Dividend	5,218,873.80 EUR
Retained earnings	324,675,497.87 EUR

The dividend represents a net amount of 0.20 EUR per share with the corresponding tax credit.

The earnings corresponding to the dividends not paid on treasury shares held by the company on the date of the dividend payment shall be assigned to the retained earnings account.

We remind you that no dividend has been distributed for the last three years.

Board of Directors

We are asking you to ratify the nominations of Messrs. Guido Angiolini and Mario Lombardi as directors. A brief history of their careers is provided below:

Mr. Guido Angiolini, owner of one Provimi share.

Born in Ravenna in 1932, he is a graduate of the University of Rome with a degree in economics and commerce. From 1979 to 1992, he held a series of managerial positions within the SNIA BPD group in the departments of planning and operational analyses, strategic control, administration and audit. He joined Montedison in July 1993 as Executive Vice President for administrative affairs before being named deputy director on July 31, 2001. He is Chairman of Agora S.p.A., and a director of Edison S.p.A., Falck S.p.A., Tecnimont S.p.A., Béghin-Say, and Cereol.

Mr. Mario Lombardi, owner of one Provimi share.

Born in 1959 in Sessa Aurunca, he graduated "cum laude" from the University of Sienna in economic sciences, and earned an MBA from the University Bocconi in Milan. He spent nearly 20 years in the Finance and Planning department of the Fiat Group (Fiat Corporate and Fiat auto) before joining Montedison. Since September 2001, he has served as Vice-President for planning and control. In addition, over the last year, he has participated since its inception in the Italenergia project and the offers on Montedison/Edison. He is a director for the companies Béghin-Say, Cereol, Fiat energia, and Sogetel.

Resolutions

First Resolution

Approval of the corporate financial statements for fiscal year 2001

The Shareholders' Meeting, after hearing the report from the Board of Directors and a reading of the General Auditors' report, hereby approves the corporate financial statements for the fiscal year ended December 31, 2001, as they have been presented, as well as the operations reflected in these statements and summarized in these reports.

Second Resolution

Approval of the consolidated financial statements for fiscal year 2001

The Shareholders' Meeting, after hearing the report from the Board of Directors and a reading of the General Auditors' report, hereby approves the consolidated financial statements for the fiscal year ended December 31, 2001, as they have been presented, as well as the operations reflected in these statements and summarized in these reports.

Third Resolution

Appropriation of earnings and payment of dividend

Therefore, the earnings for the year, in the amount of 332,391,302.46 EUR, taking into account prior retained earnings of–123,632.33 EUR, which totals a distributable sum of 332,267,670.13 EUR is allocated as follows:

legal reserve	2,373,298.46 EUR
dividend	5,218,873.80 EUR
other reserves and retained earnings	324,675,497.87 EUR

The dividend totals 0.20 EUR per share, plus the corresponding tax credit. It shall be paid on or after July 10, 2002.

The Shareholders' Meeting duly notes, as required by law, that no dividend has been distributed for the last three years.

Fourth Resolution

Special Auditors' Report

The Shareholders' Meeting, after a reading of the special auditors' report on the agreements governed by Article L. 225-38 of the Commercial Code, hereby approve said agreements.

Fifth Resolution

Ratification of the provisional appointment of a director

The Shareholders' Meeting hereby ratifies the appointment of Mr. Guido Angiolini as a director of the company, an appointment made provisionally by the Board of Directors during its meeting of September 10, 2001, to replace Mr. Enrico Bondi for the remainder of his term, which is until the end of the Shareholders' Meeting called in 2004 to approve the financial statements for the year ending December 31, 2003.

Sixth Resolution

Ratification of the provisional appointment of a director

The Shareholders' Meeting hereby ratifies the appointment of Mr. Mario Lombardi as a director of the company, an appointment made provisionally by the Board of Directors during its meeting of February 6, 2001, to replace Mr. Stefano Meloni, for the remainder of his term, which is until the end of the Shareholders' Meeting called in 2004 to approve the financial statements for the year ending December 31, 2003.

Seventh Resolution

Directors' Fees

The Shareholders' Meeting hereby sets the total amount of directors' fees to be distributed among the directors for fiscal year 2002 and subsequent years at 168,000 EUR.

Eighth Resolution

All powers are given to the bearer of a copy or excerpt of these minutes in order to complete all filing formalities.

Provimi
Société anonyme with a registered capital of 26,094,369 euros
Registered office: 9-11 avenue Arago - 78190 Trappes

652 045 907 RCS Versailles

A publication of the Communications Department of Provimi. Illustration: Philippe Neumager. Photo credits: Photothèque Provimi, DR.

Operational office
Veerlaan 17-23
NL - 3072 AN Rotterdam
Postbus 59009
3008 PA Rotterdam
Tel.: (31-10) 423 95 00
Fax: (31-10) 423 96 24

www.provimi.com

Financial Information
Adrian Steed - Chief Financial Officer

Relations Shareholders / Investors
Steven Maisel
Tel: + 33 1 41 43 12 27
Fax: + 33 1 41 43 14 02
email: smaisel@nl.provimi.com

